AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2002

                                                     Registration No. 333-[    ]

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                        PHARMACY BUYING ASSOCIATION, INC.
             (Exact name of registrant as specified in its charter)

        MISSOURI                          5122                   43-1482785
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                        1575 N. UNIVERSAL AVE, SUITE 100
                           KANSAS CITY, MISSOURI 64120
                                 (816) 245-5700
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  NICK R. SMOCK
                                    PRESIDENT
                        1575 N. UNIVERSAL AVE., SUITE 100
                           KANSAS CITY, MISSOURI 64120
                                 (816) 245-5700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              ROBERT B. KEIM, ESQ.
                                 KUTAK ROCK LLP
                            VALENCIA PLACE, SUITE 200
                               444 W. 47TH STREET
                           KANSAS CITY, MISSOURI 64112
                                 (816) 960-0090
                  ---------------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
 Title of Each Class of                      Proposed Maximum    Proposed Maximum
     Securities to         Amount to be          Offering            Aggregate          Amount of
     be Registered          Registered        Price Per Unit      Offering Price    Registration Fee
----------------------------------------------------------------------------------------------------
      COMMON STOCK             5,000             $550 (1)           $2,750,000           $253.00
----------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o). The proposed maximum offering price per unit and the proposed maximum aggregate offering price are based on the book value of the Registrant as determined as of June 30, 2002 by the Board of Directors after the declaration of a 2 for 1 stock dividend payable to all shareholders of record as of July 19, 2002.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING ACCORDING TO SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2002

PRELIMINARY PROSPECTUS

                                  5,000 SHARES



                                     [LOGO]



                        PHARMACY BUYING ASSOCIATION, INC.

                                  COMMON STOCK

        This prospectus relates to the offer and sale from time to time of up to 5,000 shares of our common stock to our members and employees.

        There is no public market for our common stock and ownership of our common stock is limited to certain individuals and entities described in our bylaws. Each shareholder in our company has one vote regardless of how many shares he or she owns. Any investor purchasing more than one share of our common stock or any current shareholder purchasing additional shares will not increase his or her voting rights by doing so.

        We do not intend to apply, and we are not obligated to apply, for listing of our common stock on any securities exchange or automated quotation system. The price of our common stock is set by our board of directors and is based on our book value per share as of the end of the preceding fiscal quarter, or as of a more recent date if the board deems advisable. As of June 30, 2002, our per share book value was $550 (after the declaration of a 2 for 1 dividend payable to all of our shareholders of record as of July 19, 2002) and the offering price of our common stock is $550. The aggregate amount of proceeds to us if all 5,000 shares are sold at the offering price is $550 per share, or a total amount of $2,750,000. The shares of common stock are subject to certain restrictions as set forth in our bylaws.

        No underwriting discounts or commissions will be paid in connection with the issuance of our common stock under this prospectus.

        INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                            *************************

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                            *************************


               The date of this prospectus is September ___, 2002.

                                TABLE OF CONTENTS


                                                                        PAGE NO.
                                                                        --------

PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS . . . . . . . . . .    7

USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

TRADING OF OUR COMMON STOCK AND DIVIDEND POLICY  . . . . . . . . . . . .    8

SELECTED CONSOLIDATED FINANCIAL DATA . . . . . . . . . . . . . . . . . .   11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS  . . . . . . . . . . . . . . . . . . . . . . .   12

BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18

MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . .   28

STOCK OWNERSHIP OF MANAGEMENT  . . . . . . . . . . . . . . . . . . . . .   29

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . .   29

DESCRIPTION OF COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . .   30

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31

WHERE YOU CAN FIND MORE INFORMATION  . . . . . . . . . . . . . . . . . .   31

INDEX TO FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . .  F-1

                               PROSPECTUS SUMMARY

        This summary highlights information about us and the offering which we believe will be most important to you. However, you should read the entire prospectus for a complete understanding of the offering and our business. For convenience in this prospectus, "TrueCare," "we," "us," and "our" refer to Pharmacy Buying Association, Inc. d/b/a TrueCare Pharmacy and its subsidiary.

TRUECARE PHARMACY

        We are a member-based organization. Our operations are similar to a cooperative in that our customers are our members and we pay rebates to members based on each member's purchases and compliance with our programs. We have approximately 1,200 independent retail pharmacy members located in 16 states, primarily in the midwestern United States. Our mission is to improve the competitiveness of our pharmacy members in the retail pharmacy industry by:

     * Negotiating on behalf of our members with manufacturers, vendors and wholesalers for the purchase of pharmaceutical products. We believe we can obtain better product prices for our members by negotiating on behalf of a larger customer base than if each member were to negotiate with manufacturers, vendors and wholesalers on its own.

     * Negotiating with insurance carriers and other third-party payors to secure prescription business for our members at acceptable reimbursement levels. We believe we can obtain more favorable reimbursement terms than if each member were to negotiate with insurance carriers on its own.

     * Providing direct shipments of pharmaceutical products, short-dated items, generic brand drugs, over-the-counter drugs and other related products to our members. We believe providing an alternative source for pharmaceutical products gives our members more control over their pharmaceutical needs.

     * Offering other value-added programs and services designed to enhance the profitability and competitiveness of our pharmacy members.

        As part of these cooperative efforts, our members are eligible for quarterly rebates (similar to patronage dividends) based on the dollar volume of each member's purchases of products and services supplied by us and/or our endorsed wholesaler-partners as determined by our board of directors and officers. Rebate percentages vary among products, vendors and our wholesaler-partners.

        We have experienced substantial growth in revenues during the past five years, primarily as a result of an increase in the amount of products we sell directly to our members and through the addition of new members. In 2001, we had revenues of approximately $90.4 million and net income of $1.3 million, compared to revenues of $3.9 million and net income of $44,882 in 1997. Both our members' businesses and our business continue to change. Continual consolidation in the wholesale drug market and expansion of chain pharmacy stores is changing the way TrueCare and our independent pharmacy members compete in the market.

        Unless otherwise approved by our board, ownership of our common stock is limited to (i) our independent pharmacy members, (ii) licensed pharmacists who either own or are employed by an independent pharmacy member, and (iii) our employees. We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the near future. There is no market for our common stock and it is not expected there will be a market for our common stock in the future. Our common stock is restricted against transfer and should be considered an illiquid investment.

        Our board of directors is comprised of 10 members who are elected on staggered terms by the shareholders.

        Our principal office is located at 1575 N. Universal Avenue, Suite 100, Kansas City, Missouri 64120. Our telephone number is (816) 245-5700. We also have established a website at www.truecarerx.com. Information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered . . . . . . . . . . . . 5,000 shares

Percentage of our outstanding common
   Stock represented by this offering. . . . 30.5%

Common stock outstanding after this
   offering (assuming the sale of
   all shares) . . . . . . . . . . . . . . . 16,380 shares

Determination of offering price  . . . . . . Our board of directors determined the offering price based on our
                                             per share book value as of the end
                                             of the preceding fiscal quarter or
                                             as otherwise determined by our
                                             Board of Directors. At June 30,
                                             2002, our per share book value was
                                             $550 after the effect of a 2 for 1
                                             stock dividend declared by our
                                             board of directors to all
                                             shareholders of record as of July
                                             19, 2002.

Use of  proceeds . . . . . . . . . . . . . . Except as otherwise described in a prospectus supplement, we will use
                                             the proceeds from this offering for
                                             general corporate purposes, which
                                             may include working capital,
                                             capital expenditures, acquisitions
                                             and investments.

Plan of distribution . . . . . . . . . . . . We are conducting this offering on a "best-efforts" basis through the
                                             efforts of certain of our officers
                                             and directors. We will not pay any
                                             commissions or discounts to any
                                             person in connection with this
                                             offering. Shares will be offered
                                             and sold solely to our members and
                                             employees.

Risk factors . . . . . . . . . . . . . . . . You should carefully consider the information set forth under "Risk
                                             Factors" and all other information
                                             in this prospectus before investing
                                             in our common stock.

                                  RISK FACTORS

        AN INVESTMENT IN OUR COMMON STOCK IS SUBJECT TO SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK.

WE DEPEND EXCLUSIVELY ON THE INDEPENDENT PHARMACY MARKET.

        Our business depends entirely on the purchases of our independent retail pharmacy members. This market is subject to intense competition from larger chain pharmacies, including pharmacy departments of mass merchandisers, supermarkets, discount stores, and mail order pharmacies. Most of these chain pharmacies have substantially greater financial and other resources than our members and our company as a whole. Future consolidation in the retail pharmacy industry, increased competition from larger chain pharmacies, changes in third-party reimbursement or other events impacting independent pharmacies could adversely affect demand for our products and services. Much of our recent growth in revenues has occurred as a result of increased sales to our members and the addition of new members through the acquisition of another buying association. To the extent we are not able to access new markets and offer competitive prices and services to our current members, our ability to expand and maintain our business and customer base may be limited. Additionally, if our members and other independent pharmacies are unable to effectively compete against chain pharmacies, our existing membership, as well as the number of potential new members, will decline.

WE FACE SUBSTANTIAL COMPETITION IN OUR INDUSTRY.

        The generic drug purchasing and distribution business is highly competitive and we expect such competition to remain intense. We compete primarily on the basis of breadth of service and products, pricing and quality of services. We believe our primary competitors among pharmacy buying groups are other buying associations such as IPC, Pace, Servall and United. Many of these competitors are either currently competing in or expanding into our primary markets in the midwestern United States. In the drug distribution business we compete against regional and national wholesalers, such as Cardinal Health, Inc., McKesson Corporation and ANDA. Many of these existing competitors, as well as potential competitors, have larger marketing and sales organizations and product offerings, as well as greater financial resources than we do. Our competitors may offer services or products that are superior to or more price competitive than our services and products. Our future success also depends on our ability to enhance our existing services and to introduce new services and products that will meet the requirements of our members in a changing marketplace. Our present or future services may not satisfy the needs of our member pharmacies. If we are unable to anticipate or respond adequately to our members' needs, we may lose business and members. In addition, these competitive pressures or the cost of providing increased services could cause a decline in our profit margins and the amount of rebates we are able to distribute in the future.

A DISRUPTION IN OUR RELATIONSHIP WITH OUR ENDORSED WHOLESALER-PARTNERS WOULD HAVE A NEGATIVE EFFECT ON OUR ABILITY TO ATTRACT AND RETAIN MEMBERS.

        In addition to supporting members through our distribution center, we currently have agreements with four wholesaler-partners to support our members' product needs. Wholesalers play an integral part of our members' business and competitiveness because they directly affect the availability of product inventory and profitability at each pharmacy store. Many members have long-standing relationships with various wholesalers depending on their geographic location. The wholesaler-partners we endorse serve a vast majority of our members' product needs and, therefore, our relationship with these wholesaler-partners is important to us. Our contracts with these wholesaler-partners terminate in either 2003, 2004 or 2005. Although these contracts may be extended at the election of the parties, there is always the possibility that either of us may elect not to extend a contract. Certain of these contracts may be terminated prior to their expiration date, at the election of the wholesaler-partner, either without cause or if certain members of our management, including Mr. Smock, leave our employment. Any significant disruptions in our relationships with one or more of our wholesaler-partners would make it difficult for us to serve and retain members, resulting in loss of business that would have a material adverse effect on our results of operations and financial condition. If a wholesaler-partner should terminate its relationship with us our distribution center or other wholesaler-partners may not be able to make up any product shortfalls resulting from such termination. Our members may also continue their relationship with that wholesaler, either directly or through another buying association.

FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS.

        Our business has grown rapidly over the last five years. During that period, we have significantly expanded our operations and increased our membership by approximately 500 pharmacies. It is difficult to manage this rapid growth, and our future success depends on our ability to implement and maintain:

         *        sales and marketing programs;

         *        customer support programs;

         *        technological support;

         *        recruitment and training of new personnel; and

         *        operation and financial control systems.

If our business continues to grow at a rapid pace, we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our work force. In particular, because of our growth, we need to incur borrowings to finance our increase in accounts receivable and to purchase greater amounts of inventory. In many instances our payables are due before our inventory is sold and the accounts receivable are collected. Our Company will require additional quality employees to maintain our business, in particular to manage the flow of processing the sale of inventory from our warehouse and distribution operations. Our inability or failure to manage our growth effectively could decrease our profitability and strain our resources, which would have a material adverse effect on our business.

WE DEPEND ON OUR MANAGEMENT TEAM AND THE LOSS OF THEIR SERVICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

        Our ability to successfully implement our business plan in a rapidly evolving market requires an effective planning and management process. Our future success depends to a significant extent on the skills, experience and efforts of Nick Smock, our President, and other key members of our management team. The loss of any or all of these individuals could damage our business. We own and are the beneficiary of a life insurance policy on the life of Mr. Smock in the amount of $1 million. We have an employment agreement with Mr. Smock that terminates on March 31, 2004; however, Mr. Smock may terminate this agreement prior to that date upon 60 days' written notice. Mr. Smock is not subject to any non-competition restrictions upon termination of his employment. We do not have employment agreements with any other employees, but all employees, including Mr. Smock, are subject to confidentiality agreements.

OUR MEMBERS MAY TERMINATE THEIR MEMBERSHIP AT ANY TIME.

        As is standard in our industry, our members can terminate their membership agreements with us at any time. Accordingly, the number of pharmacies purchasing products from or through us could decrease significantly at any time. If a large number of our members withdraw from membership, this could have a material adverse effect on our financial performance by reducing our sales and decreasing our efficiencies and economies of scale.

OUR PRIMARY MISSION IS TO IMPROVE THE PROFITABILITY AND COMPETITIVENESS OF OUR MEMBERS AND OUR ACTIONS OR DECISIONS MAY NOT ALWAYS HAVE A POSITIVE RESULT ON OUR BOOK VALUE.

        Our activities are intended to further the competitiveness of our pharmacy members. Not all of our activities will have an immediately positive impact on the book value of our common stock. In fact, some of our activities may cause our book value to decline. Since not all of our members are shareholders and not all of our shareholders are members, there may be a divergence in interests between our shareholders and members. For example, we distribute a significant portion of our profits to members in the form of rebates. While we believe the distribution of rebates assists our members and provides an increased incentive to maintain membership with us, the distribution of rebates lowers the book value of our common stock and provides no direct benefit to non-member shareholders. Distributing rebates also decreases the amount of cash available for working capital.

OUR OPERATIONS MAY SUFFER IF GOVERNMENTAL REGULATIONS REGARDING PHARMACEUTICALS CHANGE.

        The health care and pharmaceutical industry is highly regulated at the local, state and federal level. Consequently, we are subject to the risk of changes in various laws and regulations, which include the operating and security standards of the United States Drug Enforcement Administration, various state boards of pharmacy, and comparable agencies. These changes may affect our operations, including how we distribute and store pharmaceutical products and how our pharmacy members operate.

WE MAY ENGAGE IN ACQUISITION OR MERGER TRANSACTIONS, WHICH ENTAIL RISKS THAT COULD HARM OUR FINANCIAL PERFORMANCE OR BOOK VALUE.

        As part of our business strategy, we may make acquisitions or merge with other similar companies in the industry. Any future acquisitions or mergers would be accompanied by the risks commonly encountered in these types of transactions. These risks include:

     * the difficulty associated with integrating the personnel, members and operations of an acquired company;

     * risks and liabilities associated with inadequate due diligence of, or inaccurate representations and warranties by, an acquired company;

     *    the potential disruption of our existing business; and

     * adverse effects on our financial statements, including the assumption of liabilities of acquired businesses.

If we make acquisitions or enter into mergers and any of these or other problems materialize, these transactions could adversely affect our operations and financial condition.

WE RELY ON STRATEGIC RELATIONSHIPS TO GENERATE REVENUE AND CREATE BETTER PROGRAMS FOR OUR MEMBERS.

        We establish and maintain strategic relationships with drug manufacturers, wholesalers and other companies. We believe these relationships are important to our success and the success of our members because they enable us to

     * extend the reach of our services and products to various participants in the independent retail pharmacy industry;

     * ensure a sufficient flow of products to our members at competitive prices; and

     * better control the security and confidentiality of our members' information.

Our ability to bring value to our members is affected by our ability to develop strategic relationships and to compete effectively in an industry that is dominated by such relationships. Our business may be adversely affected if we cannot establish or maintain those relationships. Examples of strategic alliances include market share and similar programs which entitle us and our members to receive rebates and direct purchasing accounts which permit us to purchase inventory and goods directly from manufacturers. Many of these programs are short term incentives from our wholesalers and manufacturers to encourage the purchase of various products while other relationships are more permanent in nature, such as direct purchasing accounts.

PERFORMANCE OR SECURITY PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS.

        Our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures or loss of data. We currently process all of our customer transactions and data at our principal office in Kansas City, Missouri, and do not utilize any other back up systems or duplicate systems at a different location. Although we have safeguards for emergencies, the occurrence of a major catastrophic event or other system failure at our Kansas City, Missouri facility could interrupt data processing or result in a loss of stored data. This could result in the loss or delays of information, products or services to our members.

THERE IS NO TRADING MARKET FOR OUR COMMON STOCK AND OUR BYLAWS IMPOSE SUBSTANTIAL LIMITATIONS ON SHAREHOLDERS' ABILITY TO TRANSFER OUR COMMON STOCK.

        There is no trading market for our common stock, and no such market is expected to develop. Shares may only be transferred to us, to our pharmacy members or licensed pharmacists who own or are employed by a pharmacy member, or to our employees. We do not have any obligation to repurchase our shares except upon the death, incompetency or bankruptcy of a shareholder. The price we will pay to repurchase our shares is set by our board of directors based on our book value per share as of the end of each fiscal quarter. The board may adjust the price based on more current financial information if it deems advisable. Shares may not be pledged as security for any loan. As a result of these restrictions, our shares are highly illiquid and shareholders may not be able to sell our shares for their fair market value if they need to liquidate their investment in our common stock.

IT IS UNLIKELY WE WILL PAY DIVIDENDS.

        We have never declared or paid any cash dividends on our common stock. We intend to distribute future earnings, if any, that may be generated from our operations, after reserving amounts required to finance our operations and expansion, to our members based on the amount of their purchases from us and endorsed wholesaler-partners and their participation in our programs, regardless of whether members own any common stock or the number of shares they may own. We currently do not plan to pay dividends to holders of our common stock. We believe that we need to pay rebates from our profits to maintain and attract new members.

OUR SHAREHOLDERS HAVE LIMITED VOTING RIGHTS.

        Pursuant to our bylaws, shareholders have one vote regardless of the number of shares held by them. As such, a majority of our shareholders have the power to elect directors and approve any other matters submitted for a shareholder vote whether or not they own a majority of the shares outstanding. Because each shareholder has the right to one vote regardless of the number of shares owned, a shareholder having a significant amount of stock and having a significant amount of equity in the company will have the same voting rights as a shareholder with one share of stock and very little equity in the company. As a result, shareholders who may have different economic risks and objectives as a result of the ownership of a different number of shares will have the same voting rights.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus are forward-looking statements. These statements relate to future events or future financial performance. We generally identify forward-looking statements in this prospectus by using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict," or similar expressions. These statements involve known and unknown risks, uncertainties, and other factors, including those described in the "Risk Factors" section, that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.


                                 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of common stock in this offering will be approximately $2,649,747, assuming we sell all of the shares being offered hereby at the assumed offering price of $550 per share, and after deducting estimated expenses of approximately $100,253. Except as we may describe otherwise in a prospectus supplement, we will use the proceeds from the sale of common stock offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, acquisitions and investments. Anticipated working capital uses may include, without limitation:

     * Purchase of new facilities for our corporate headquarters and our distribution center

     *    Investment in technology and management systems

        Pending the use of any offering proceeds as described above, proceeds will be placed in short-term, interest-bearing investment grade investments.

                                 CAPITALIZATION

        The following table describes our capitalization as of June 30, 2002,
(1) on a historical basis, and (2) as adjusted to give effect to the sale of all 5,000 shares of common stock offered by us in this offering at an assumed offering price of $550 per share. This table should be read in conjunction with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the other financial data appearing elsewhere in this prospectus.

                                                                                                AS ADJUSTED FOR
                                                                                ACTUAL            THE OFFERING
                                                                                ------            ------------
Short-term debt (including current portion                                        $--                  $--
   of  long-term  debt) . . . . . . . . . . . . . . . . . . . . . . . .

Long-term debt (excluding  current portion) . . . . . . . . . . . . . .           $--                  $--

Common stock, $1.00 par value, 30,000 shares
authorized; 5,683 shares outstanding as of
June 30, 2002; 16,366 shares outstanding
as adjusted for this offering and a 2 for 1 stock dividend paid to             $11,380              $16,380
shareholders of record as of July 19, 2002.

Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . .       $1,468,255           $4,113,002

Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . .       $4,790,878           $4,790,878

Less:  Treasury Stock                                                         ($10,232)            ($10,232)

Total shareholder's equity  . . . . . . . . . . . . . . . . . . . . . .       $6,260,281           $8,910,028

Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . .      $14,632,592          $17,282,339

                                    DILUTION

        Since the offering price of our common stock will be based on our per share book value as of June 30, 2002, there will be little or no dilution to investors purchasing shares in this offering. It is possible that the sale price of our common stock may be higher or lower then our actual book value during the year as a result of changes to our book value caused by normal operations. In such case, the board may revise the offering price based on more current financial information in accordance with our bylaws.

                 TRADING OF OUR COMMON STOCK AND DIVIDEND POLICY

NO TRADING MARKET

        Our common stock does not trade on any securities exchange or automated quotation system, and there is no firm which makes a market in our common stock. Pursuant to our bylaws, a shareholder may not sell or otherwise transfer his or her common stock except to us, to one of our members (or a licensed pharmacist employed by a member) or to one of our employees. While our bylaws permit our board of directors to authorize persons other than the foregoing to own our common stock, this has occurred only when a shareholder has retired or otherwise voluntarily terminated membership and retained his or her shares. In that event, we have a right to repurchase those shares.

        In light of these restrictions and the lack of any market for our common stock, shareholders are required to hold our common stock indefinitely and must consider our shares an illiquid investment. We will not have any obligation to purchase a shareholder's shares unless the shareholder's membership is terminated due to death, incompetency or bankruptcy. In addition, we have a right of first refusal to purchase any shares that a shareholder proposes to transfer and a right of set-off against the shareholder's shares for any debts owed by the shareholder to us.

        Any shares purchased by us are purchased at the value set by our board of directors, which is based on our per-share book value at the end of the previous fiscal quarter, or as of a more recent date if the board deems advisable.

SHAREHOLDERS

     As of September 1, 2002, we had 676 shareholders of record.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our shares of common stock. We intend to distribute future earnings, if any, that may be generated from our operations, after reserving amounts required to finance our operations and expansion, to our members based on the amount of their purchases from us and endorsed-wholesaler partners and their participation in our programs, regardless of whether members own any common stock or the number of shares they may own. We currently do not plan to pay dividends to holders of our common stock. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our board of directors in its discretion deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES.

        During the three years prior to the date of this prospectus, we have issued and sold the following unregistered shares of common stock:

     * On January 16, 2001, we issued 832 shares of common stock to TPC pursuant to an Agreement and Plan of Reorganization dated November 4, 2000, whereby our wholly owned subsidiary acquired substantially all of the assets of TPC. The 832 shares were subsequently distributed by TPC to its shareholders and TPC was liquidated. The shares were issued in reliance on Rule 504 of Regulation D under the Securities Act pursuant to an exemption under the Texas Securities Act and a no-action letter issued by the Texas Securities Board. The issuance of shares was limited to a specific group of pharmacies and no form of general solicitation or advertisement was used. All shares issued in this transaction contained a legend restricting transfer except in accordance with applicable securities laws and our bylaws. The shares were issued in exchange for assets (including goodwill) and liabilities with a book value of $585,728.

     * We issued 2,429 shares of common stock in connection with a 100% stock dividend paid to our shareholders on January 1, 2001, pursuant to the exemption provided under Section 3(a)(9) of the Securities Act.

     * Between April 1, 1999 and December 31, 2000, we issued an aggregate of 577 shares of our common stock in an offering registered in the States of Missouri, Iowa, Illinois,

          Kansas and in select other states pursuant to state exemptions. The offering was made in reliance on Rule 504 of Regulation D under the Securities Act. The sale of shares was limited to our members, licensed pharmacists who own or are employed by a member and our employees, and no form of general solicitation or advertisement was used. All shares issued in this offering contained a legend restricting transfer unless in accordance with applicable securities laws and our bylaws. The dates of and proceeds from such sales are described below.

          (i) Between September 14, 2000 and December 31, 2000, we issued 142 shares of common stock to 31 members and 3 employees at a price of $1,000 per share for an aggregate price of $142,000.

          (ii) Between May 31, 2000 and July 31, 2000, we issued 157 shares of common stock to 68 members and 5 employees at a price of $750 per share for an aggregate price of $117,750. We also issued 10 shares to Nick Smock, our President, and 9 shares to Harvey Rogers, who previously served as our Vice President - Managed Care/Third Party, as bonuses. See "MANAGEMENT - Executive Officer Compensation."

          (iii)Between January 6, 2000 and April 15, 2000, we issued 105 shares of common stock to 40 members and 3 employees at a price of $750 per share for an aggregate price of $78,750.

          (iv) Between August 23, 1999 and December 29, 1999, we issued 45 shares of common stock to 22 members at a price of $750 per share for an aggregate price of $33,750. We also issued 10 shares to each of Nick Smock, our President, and Clark Balcom, our Vice President of Information Technology, as a bonus. See "MANAGEMENT
               - Executive Officer Compensation."

          (v) Between April 1, 1999 and July 27, 1999, we issued 71 shares of common stock to 61 members and 10 employees at a price of $500 per share for an aggregate price of $35,500. We also issued 9 shares to each of Nick Smock, our President, and Clark Balcom, our Vice President of Information Technology, as a bonus. See "MANAGEMENT - Executive Officer Compensation."

     * We issued 5,690 shares of common stock in connection with a 100% stock dividend paid to our shareholders on July 19, 2002, pursuant to the exemption provided under Section 3(a)(9) of the Securities Act.

     There were no underwritten offerings employed in connection with any of the transactions set forth in this section.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                             SELECTED FINANCIAL DATA

        The following selected historical financial data as of and for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements for 2001, 2000, 1999 and 1998, and unaudited financial statements for June 30, 2002 and 2001 and fiscal year 1997. The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this registration statement. Our historical results are not necessarily indicative of future operating results. A two-for-one stock split was declared July 14, 2002 for shareholders of record July 19, 2002. The schedule below does not give effect to this event.

                        PHARMACY BUYING ASSOCIATION, INC.
                             d/b/a TrueCare Pharmacy

                                      Six months ended                                 Year ended
                                    June 30, (unaudited)                              December 31,
                                 -------------------------------------------------------------------------------------------
                                                                                                                Unaudited
                                     2002         2001          2001         2000         1999        1998         1997
                                     ----         ----          ----         ----         ----        ----         ----
Revenues                            60,099,785   34,925,088   90,414,670    22,005,359   9,367,882   4,352,293     3,896,127

Operating expenses                  58,603,350   33,574,475   88,361,272    20,563,626   8,574,071   3,907,345     3,866,477

Operating income                     1,496,435    1,350,613    2,053,398     1,441,733     793,811     444,948        29,650

Net income                             969,364      928,087    1,310,328       987,371     494,727     275,698        44,882

Net income (loss) per share -
 assuming full dilution                 170.57       163.11       230.29        211.75      112.93       64.55         10.62

Weighted average common shares
  outstanding - assuming full
  dilution(a) (b)                        5,683        5,690        5,690         4,663       4,381       4,271         4,228

Balance Sheet:                          As of June 30                             As of December 31
                                        -------------      -----------------------------------------------------------------
                                            2002               2001         2000         1999        1998         1997
                                            ----               ----         ----         ----        ----         ----
Cash                                          150,010           614,519     1,697,442     259,616     353,978       285,449
Accounts receivable, net                    6,886,542         6,380,342     2,462,881   2,587,786   2,025,897     1,061,917
Inventories                                 6,699,156         4,672,273     3,418,236   1,196,862      99,769            --
Other assets                                  381,087           378,858       182,043     140,909     205,163        67,214
Property and equipment, net                   515,797           597,722       414,123     213,424     178,840       155,170
                                        --------------     -----------------------------------------------------------------
Total assets                               14,632,592        12,643,714     8,174,725   4,398,597   2,863,647     1,569,750

Accounts payable                            7,960,876         6,196,385     3,342,898   1,422,119     847,753       111,715
Other liabilities                             411,435         1,127,844     1,386,829     858,246     503,676       241,656
Long-term debt, less current portion               --            18,336        25,457      12,459
Stockholders' equity                        6,260,281         5,301,149     3,419,541   2,105,773   1,512,218     1,216,379
                                        --------------     -----------------------------------------------------------------
Total liabilities and stockholders'        14,632,592        12,643,714     8,174,725   4,398,597   2,863,647     1,569,750
equity

(a) Share and per share amounts prior to 2001 have been adjusted for the two-for-one stock split effected January 1, 2001.
(b) Share and per share amounts prior to January 1998 have been adjusted for the two-for-one stock split effected January 1998.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included in elsewhere in this registration statement.

OVERVIEW

        We derive revenues from the following four sources:

        DISTRIBUTION CENTER. We sell pharmaceutical-related products to our members through a distribution facility located in Riverside, Missouri.

        ACTIVITY REBATES AND CHARGES. We receive rebates from pharmaceutical manufacturers based on member purchases of the manufacturer's product from our distribution center. In addition, each of our wholesaler-partner contracts provides that the wholesaler-partner will pay us a rebate based on a percentage, which varies by wholesaler-partner, of the dollar value of products purchased by our members from the wholesaler-partner. We also receive rebates and fees from other vendors and manufacturers through various company programs, such as our cash card and drug formularies. These rebates and fees are typically paid to us on either a quarterly or monthly basis; however, revenue is recognized on an accrual basis.

        PARTICIPATION PROGRAMS AND FEES. Our members pay us a monthly membership fee in accordance with our membership agreement. In addition, we receive administration fees from manufacturers and wholesaler-partners for maintenance and facilitation of contracts with us and with our members. Our vendors and members also pay a fee to attend our annual conference each summer.

        THIRD PARTY REVENUES. Revenues from third parties, shown net of expenses for all reporting periods, are generated from claims costs of goods, claims processing fees per paid claim charged to plan sponsors, and rebate administration fees. A major portion of the revenue includes the claims costs of goods that is collected from the plan sponsor in order to pay the participating network provider. After payout of claims and expenses, there is usually little or no net income generated from this revenue.

        Our expenses are categorized as follows:

        DISTRIBUTION CENTER. Operating expenses associated with distribution are primarily composed of direct cost of goods sold.

        ACTIVITY REBATES. Rebates are composed of monies paid to members on a quarterly basis for purchases through the distribution center, purchases made under contract with wholesaler-partners, cash card claims, and rebates attributable to fluctuations in the market share of certain pharmaceuticals. Member rebates are accrued monthly each quarter and paid the following quarter.

        PARTICIPATION PROGRAM AND FEES. Program costs and expenses are primarily composed of expenses associated with the programs and services that we offer to our members, including the costs of developing and marketing those services. In addition, costs associated with our annual shareholders conference are included.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are typical, non-operating expenses primarily composed of such items as salaries and wages, insurance, freight and postage, office rent, travel, and other miscellaneous expenses.

RESULTS OF OPERATION

        The following discussion is based on our historical results of operations for the six months ending June 30, 2002 and 2001 and for the fiscal years 2001, 2000 and 1999.

        COMPARISON OF SIX MONTHS ENDING JUNE 30, 2002 AND 2001

        REVENUES

        Total Revenues. Total revenues for the six months ending June 30, 2002 increased to $60.1 million from $34.9 million over the same period revenues in 2001. The increase of $25.2 million is attributable to a corresponding increase in the amount of sales through the distribution center.

        Distribution. Revenue from distribution grew from $31.2 million to $56.0 million, representing a 79% increase over the same period in 2001. An increase in product offering combined with a rising usage of the distribution center by member pharmacies led to the increase in distribution sales.

        Activity Rebates and Charges. Revenues due to rebates and charges grew from $2.3 million for the six months ending June 30, 2001 to $3.7 million for the same period in 2002. The 63% growth in rebate revenue is directly correspondent to increases in purchases through the distribution center, reflected in distribution sales, and to contract purchases from our wholesaler-partners.

        Participation Programs and Fees. For the six months ending June 30, 2002, revenues from participation programs and fees decreased by $1.05 million from the corresponding period in 2001. A continued changing and restructuring of our programs following the TCP acquisition precipitated this decrease. Also contributing to the decrease was the gradual termination of some programs offered by TCP, such as a self-funded health, dental, and vision insurance program.

        Third Party. Revenues from third party operations, which are shown net of expenses, increased by approximately $12,000 for the six months ending June 30, 2002 from the same period in 2001. The increase arose primarily from a decrease in expenses in third party programs.

        COST OF REVENUES

        Distribution Center. Costs of goods sold through the distribution center increased from $30.3 million for the six months ending June 30, 2001 to $53.5 million in 2002. The 77% increase is directly attributable to the increase in sales through the distribution center.

        Activity Rebates. Rebates increased from $0.83 million in the first six months of 2001 to $2.1 million in the corresponding period of 2002. The 156% increase in rebates stems from an increase in purchases through our distribution center and the corresponding rebates. In addition, slightly more aggressive rebate incentives offered to our pharmacies resulted in higher rebate expense.

        Participation Programs and Fees. Expenses associated with our programs decreased by $25,000 for the six months ending June 30, 2002 compared to the same period in 2001. The marginal decrease in expenses was a result of a decrease in the costs of providing these programs to our membership.

        GENERAL AND ADMINISTRATIVE. General and administrative expenses rose by $0.45 million for the six months ending June 30, 2002 compared to the same period in 2001. The increase of 21% from $2.2 million to $2.6 million is attributable to a normal increase in expenses associated with an increase in revenues, including an increase in warehouse costs, information technology costs, and salaries and wages.

        INCOME FROM OPERATIONS. Net income from operations increased by $0.15 million from $1.35 million for the six months ending June 30, 2001 to $1.5 million for the same period in 2002. This 11% increase is attributable to an increase in the revenue streams of the company.

        INCOME TAXES. Income tax expense for the six months ending June 30, 2002 increased to $0.53 million from $0.45 million for the same period in 2001. The $80,000 increase follows directly from an increase in our taxable income and higher profitability.

        COMPARISON OF FISCAL YEARS 2001 AND 2000

        REVENUES

        Total Revenues. For 2001, total revenues increased to $90.4 million from $22.0 million in 2000, representing a 311% increase. The increase is primarily attributable to an increase in our membership from 748 members at the end of 2000 to 1,207 members at the end of 2001, and additional revenue generated from distribution activities.

        Distribution. Revenues from our distribution center increased to $82.6 million in 2001 compared to $17.4 million in 2000. This increase was primarily due to a substantial increase in our membership base and product offerings.

        Activity Rebates and Charges. Revenues from rebates and other charges increased to $4.9 million in 2001 from $2.7 million in 2000. The increase is attributable to an increase in purchases through our distribution center and to a general increase in our membership base primarily from the TPC acquisition.

        Participation Programs and Fees. Revenues from participation and fee programs increased to $2.8 million in 2001 from $1.7 million in 2000. Roughly half of the increase was attributable to the addition of 500 participating members as a result of the TPC acquisition. Also contributing to the increase was the increase in our membership base and the corresponding increase in fees collected for membership.

        Third Party. Revenues, shown net of expenses, from third party activities decreased in 2001 to $46,000 from $156,000 in 2000. A significant portion of the decrease is attributable to a general increase in third party expenses due to an increase in the number of members from the TPC acquisition. Also contributing to the decrease was the company's decision to phase out managed care operations.

        COST OF REVENUES

        Distribution Center. Costs of goods sold through the distribution center increased from $16.0 million in 2000 to $80.3 million in 2001. The 400% increase is due to the increase in distribution sales.

        Activity Rebates. Costs of rebates to members increased by 83% from 2000 to 2001. In 2001 our costs of rebate activity was $2.23 million compared to $1.22 million in 2002. The increase is directly applicable to an increase in purchases through our distribution center and to member purchases on contract with our endorsed wholesaler-partners.

        Participation Programs and Fees. Costs associated with member programs and services were $0.7 million in 2001 compared to $0.4 million in 2000. The 66% increase corresponds to an increase in our membership base, mainly from the TPC acquisition, and an increase in member utilization of our programs.

        GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $5.1 million for 2001 from $2.9 million in 2000. The increase primarily resulted from increased salary and wages, rent expense, bad-debt expense and an allowance for our investment in Data Rx. General and administrative expenses as a percentage of revenue decreased to 5.5% in 2001 from 12.7% in 2000.

        INCOME FROM OPERATIONS. Income from operations increased to $2.1 million compared to $1.4 million for the previous fiscal year. As a percentage of total revenues, income from operations was 2.3% in 2001 compared to 6.6% in 2000. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

        INCOME TAXES. Income taxes increased by 42% in 2001 over 2000. Income tax expense for 2001 was $0.78 million versus $0.55 million in 2000. The increase corresponds to an increase in pre-tax income in 2001 over 2000 of 36%.

        COMPARISON OF FISCAL YEARS 2000 AND 1999

        REVENUES

        Total Revenues. Total revenues increased to $22.0 million in 2000 compared to $9.4 million in 1999. The increase in revenues is largely attributable to an increase in distribution activities.

        Distribution Center. Revenues from our distribution activities increased to $17.4 million in 2000 compared to $4.9 million in 1999. This increase is primarily due to increased usage by member pharmacies of the distribution center, which opened in the fourth quarter of 1998.

        Activity Rebates and Charges. Revenues from rebates and charges increased to $2.7 million in 2000 from $2.3 million in 1999. The 17% increase is attributable to increased usage of the distribution center by member pharmacies as well as in increase in purchases on contract by our members with our wholesaler-partners.

        Participation Programs and Fees. Revenues from participation programs and fees decreased to $1.7 million in 2000 from $2.1 million in 1999. This decrease is primarily due to a restructuring of our programs in 2000.

        Third Party. Third party revenue, shown net of expenses, increased from $44,000 in 1999 to $156,000 in 2000. In the fourth quarter of 1999 we decided to transition the third party operations from comprehensive managed care into providing third party support for our members. This change led to a reduction in third party membership and revenues primarily in the second half of 2000.

        COST OF REVENUES

        Distribution Center. Costs of goods sold through the distribution center increased from $4.1 million in 1999 to $16.0 million in 2001. The 287% increase is due to the increase in distribution sales.

        Activity Rebates. Cost of rebates decreased from $1.3 million in 1999 to $1.2 million in 2000. The 9% decrease is applicable to a restructuring of the rebate programs with some of our wholesaler-partners.

        Participation Programs and Fees. Costs of our programs and fees decreased from $0.5 million in 1999 to $0.4 million in 2000. The 22% decrease is attributed to a decrease in direct operating expenses associated with implementing and operating our member programs.

        GENERAL AND ADMINISTRATIVE. General and administrative expenses for 2000 was $2.9 million, up from $2.6 million the prior year. This increase primarily resulted from additional wages for new employees and increased legal expenses associated with our transaction with TPC. As a percentage of revenues, general and administrative expenses decreased to 13% from 27% for the prior year.

        Income from Operations. Income from operations increased to $1.4 million compared to $0.79 million for the previous fiscal year. Income from operations as a percentage of total revenues was 6.5% in 2000 compared to 8.5% in 1999. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

        Income Taxes. Income tax expense increased from $0.35 million in 1999 to $0.55 million in 2000, representing a 42% increase. The increase in income taxes follows an increase in our pre-tax income from 1999 to 2000 of approximately 82%.

LIQUIDITY AND CAPITAL RESOURCES

        Our capital requirements relate primarily to working capital for day-to-day operations, including general and administrative expenses, maintenance of product inventory levels to fulfill our operating commitment to our members and membership rebates. Historically, we have financed our cash requirements from three primary sources: on-going operations, sales of our common stock, and borrowings under our line of credit.

        For the six months ending June 30, 2002:

          * Net cash provided by (used by) operations was ($0.40 million), compared to ($1.22 million) for the same period in 2001, primarily due to a substantial increase in inventories, partially offset by an increase in accounts payable. An increase in accounts receivable and income taxes also contributed to the net consumption of cash by operations.

          * Net cash (used by) investing activities was ($31,000), compared to ($0.19 million) in the same period in 2001, primarily attributable to the purchase of property and equipment.

          * Net cash provided by (used by) financing activities was ($36,000), compared to ($28,000) for the same period in 2001, primarily as a result of payments on long-term debt and the termination of our common stock offering at the end of 2000.

        During fiscal 2001:

          * Net cash provided by (used by) operations was ($0.74 million), compared to $1.5 million for fiscal 2000, primarily due to a substantial increase in accounts receivable, partially offset by an increase in accounts payable. An increase in inventories and income taxes also contributed to the net consumption of cash by operations.

          * Net cash used by investing activities of $0.35 million, compared to $0.44 million in 2000, was primarily attributable to the purchase of property and equipment.

          * Net cash provided by (used by) financing activities was ($0.03 million), compared to $0.34 million in 2000, primarily as a result of payments on long-term debt and the termination of our common stock offering at the end of 2000.

        We have a $3,000,000 line of credit (the "Credit Agreement") with Bank of America, N.A. that expires on June 30, 2003. Borrowings under the Credit Agreement bear interest at the lender's prime rate, which was 4.75% as of June 30, 2002. The Credit Agreement imposes certain requirements on us, including the maintenance of a minimum tangible net worth. We accessed our line of credit from time to time during the first six months of 2002, but no amounts were outstanding under the Credit Agreement as of June 30, 2002. We anticipate renegotiating a new line of credit with the same institution sometime in the third quarter of 2002.

        Cash and cash equivalents as of June 30, 2002 were down by $0.46 million from the beginning of the year to $0.15 million. This is also lower than the cash and cash equivalents balance for the six months ending June 30, 2001, which was $0.30 million. We believe that our cash equivalents as of June 30, 2002, amounts available under the Credit Agreement, amounts raised through the sale of our common stock and operating cash flows will be sufficient to meet our anticipated capital expenditure requirements at least through the next 12 months. Currently, our anticipated capital expenditures are composed of ongoing day-to-day operations, including normal general and administrative expenses, maintenance of adequate inventory levels to satisfy our product orders and income taxes. If sales through our distribution center continue to grow, we will be using significant portions of our capital going forward to support our product inventory levels. Except as set forth above, we do not currently anticipate incurring any expenses or capital expenditures outside the ordinary course of business.

        Because we are registering our common stock under the Securities Exchange Act of 1934, our ability to issue additional shares is more limited because certain securities exemptions previously relied on by us are not available to issuers registered under the Exchange Act. Accordingly, any further issuances of common stock may require registration under the Securities Act of 1933, making it more costly and time consuming to issue shares. To the extent we are unable to renew our existing Credit Agreement or obtain a new bank line of credit or raise funds through the sale of common stock, our ability to increase or maintain our current level of operations, including product inventory levels, may be diminished. In addition, we may not be able to obtain additional capital in adequate amounts or acceptable terms to meet demands of our business in the future. This would have an adverse effect on our operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks primarily from changes in U.S. interest rates. We do not engage in financial transactions for trading or speculative purposes.

        The interest payable on our Credit Agreement is based on variable interest rates and is therefore affected by changes in market interest rates. While as of June 30, 2002, no amounts were outstanding under the Credit Agreement, to the extent we renew the line of credit and interest rates rise when we do borrow money under the Credit Agreement, our interest expense will increase.

                                    BUSINESS

OVERVIEW

        TrueCare was formed in 1983 by a group of independent pharmacists for the purpose of helping independent pharmacies compete with larger chain pharmacies. We were originally formed as a not-for-profit cooperative and subsequently incorporated as a not-for-profit corporation. We incorporated as a for-profit corporation in Missouri in May 1988. Our basic philosophy and practice is to function as an independent chain of interdependent pharmacies. To help us accomplish our goal, we offer a variety of programs and services to assist independent pharmacists in their practice.

        We are a membership-based organization. Our operations are similar to a cooperative in that our customers are our members and we pay rebates to members based on each member's purchases and compliance with our programs. In order to benefit from our products and services, all members must sign a membership agreement with us and pay a $50 per month membership fee. In addition, members must have an account established with one of our endorsed wholesaler-partners or purchase a minimum amount from our distribution center. Our membership agreement may be terminated at any time by us or the member. Members are not required to purchase shares of our common stock in order to join or maintain membership with us. As of June 30, 2002, approximately 58% of our members owned at least one share of our common stock.

        We have experienced substantial growth in revenues during the past five years, primarily as a result of an increase in the amount of distribution sales to our members and through the addition of new members. In 2001, we had revenues of approximately $90.4 million and net income of $1.3 million, compared to revenues of $3.9 million and net income of $44,882 in 1997. During this same period, our membership increased by approximately 500 independent pharmacy members to approximately 1,200 members at the end of 2001. Our members are located in 16 states, primarily in the midwestern United States, with approximately 95% of our members' stores in Arkansas, Illinois, Iowa, Kansas, Missouri, Nebraska, Oklahoma and Texas.

        Our revenues have come from the following four sources:

                                   Six months ended June 30,           Year ended December 31,
                                   -------------------------           -----------------------
                                      2002           2001           2001        2000      1999
                                   ---------------------------------------------------------------
   Distribution Center                  93.23%        89.46%        91.42%     79.28%      52.10%
   Participation programs and fees       0.63%         4.08%         3.09%      7.66%      22.67%
   Activity rebates and charges          6.14%         6.46%         5.43%     12.36%      24.76%
   Third party                           0.00%         0.00%         0.06%      0.70%       0.47%
                                   ---------------------------------------------------------------
                                       100.00%       100.00%       100.00%    100.00%     100.00%
                                   ===============================================================

        No member/customer represented more than 7% of our total revenues during the past fiscal year.

PHARMACEUTICAL INDUSTRY

        As a whole, the pharmaceutical industry, comprised of retail outlets, wholesale distributors and drug manufacturers, has experienced substantial growth over the past several years. For the foreseeable future, we anticipate the entire pharmaceutical industry to continue to experience strong growth in the aggregate due to the following principal reasons:

        AGING OF THE POPULATION. According to the United States Census Bureau, the number of individuals over the age of 50 in the United States is projected to continue to grow. Based on our experience, this demographic group represents the largest percentage of new prescriptions filled and obtains more prescriptions per capita annually than any other age group.

        INCREASED RELIANCE ON DRUGS AND OUTPATIENT THERAPIES. In response to rising heath care costs, governmental and private payors have adopted cost-containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While a large amount of attention has been focused on the overall increase in aggregate health care costs, we believe that drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays.

        RISING PHARMACEUTICAL COSTS. We believe that price increases for branded pharmaceutical products by manufacturers will continue to equal or exceed the overall increases in the Consumer Price Index. We further believe that the primary reason for the sustained pace of the increase is due to the relatively inelastic demand for branded pharmaceuticals in the face of higher prices charged for patented drugs as manufacturers attempt to recoup costs associated with the development, clinical testing and government approval of new products.

        INTRODUCTION OF NEW PHARMACEUTICAL PRODUCTS. Traditional research and development, as well as the advent of new production and delivery methods, continue to generate new efficiencies in drug therapies and treatments. As the demand for more of these types of innovations grows and as patents for these drugs expire, drug manufacturers will continue to expend significant amounts of capital in research, development and marketing of new drugs. We believe this will contribute to the continued expansion of the industry.

WHOLESALE PHARMACEUTICAL INDUSTRY

        We expect wholesale distribution companies to increase their sales for the foreseeable future. Based on our experience, the wholesale pharmaceutical distribution industry continues to undergo substantial consolidation and the number of our wholesalers have decreased in recent years. While the pharmaceutical industry as a whole has undergone rapid expansion, the wholesale distribution segment of the industry is seeing fewer, but larger players. This decrease in wholesale outlets translates into fewer wholesale distributors controlling larger segments of the wholesale distribution channel.

INDEPENDENT RETAIL PHARMACY INDUSTRY

        The retail pharmacy industry is comprised primarily of independent pharmacies and chain pharmacies, including pharmacy departments of mass merchandisers and supermarkets. Independent pharmacies are generally defined as single-store pharmacies, independent chains or pharmacist-owned franchises. According to the National Community Pharmacists Association, there were approximately 25,000 independent pharmacies in the United States in 2000, or approximately 45% of the nation's total number of pharmacies. While the number of independent pharmacies actually increased by 244 stores in 2000, the number of independent pharmacies decreased by an average of 1,884 stores per year between

1990 and 1993, 1,407 stores per year between 1994 and 1996 and 451 stores per year between 1997 and 1999.

        The retail pharmacy industry is intensely competitive. Both independent and chain pharmacies compete on the basis of price, variety of product offerings, attractive surroundings, quality of service and insurance coverage. Independent pharmacies face intense competition with national chain drug stores, pharmacy departments of mass merchandisers, supermarkets and discount stores and mail order pharmacies. These competitors have financial and other resources, including national or regional advertising, brand recognition, more purchasing power and corporate backing, which are not typically enjoyed by independent pharmacies. Because of the volume of products purchased and sold through chain pharmacies, chain pharmacies have greater leverage to bargain with wholesalers and manufacturers and to negotiate more favorable pricing and delivery terms. Independent retail pharmacies do not have the leverage, acting alone, to obtain the same pricing accommodations and service levels as larger chains.

        In addition to competition with other pharmacies, the entire retail pharmacy industry faces several other issues which affect our members, including:

        CHANGES IN THIRD-PARTY REIMBURSEMENT. Pharmaceutical sales (sales of prescription medications) represent a growing percentage of sales for retail pharmacies. Pharmaceutical sales typically have lower margins than non-pharmacy sales and also are subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third-party payors become more prevalent and continue to seek cost containment. If Medicare is reformed to include prescription benefits, pharmacies may be reimbursed for some prescription drugs at prices lower than current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than current retail prices, margins on these sales would be further reduced, and the profitability of the retail pharmacy industry could be adversely affected.

        LIMITED SUPPLY OF PHARMACISTS. Our members believe there is a nationwide shortage of licensed pharmacists. Our members must compete with chain store pharmacies to attract licensed pharmacists. Chain store pharmacies generally offer better compensation packages, training programs and other benefits to attract, hire and retain qualified pharmacists.

        CONSOLIDATION IN WHOLESALE DISTRIBUTION INDUSTRY. Since the number of our pharmaceutical wholesalers have decreased in recent years, our member pharmacies do not have as many options for filling their product and service needs, and therefore reduced leverage in negotiating with wholesalers. We expect this trend to continue in the future.

        COMPLIANCE WITH FEDERAL LAWS. Our members' activities subject them to federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules and regulations. The costs associated with their efforts to comply with these privacy laws could be substantial and could have a material effect on their operations.

STRATEGY

        Our business strategy is to be an "interdependent chain of independent pharmacies" by providing our members with efficiencies and economies of scale that they otherwise would not enjoy on their own. We bring value to our members by:

     * offering an assortment of pharmaceutical products and services that assist our members in maximizing their margins;

     *    negotiating and managing various contracts on our members' behalf;

     *    providing superior levels of customer service; and

     * marketing a brand identity that projects a "chain-like" image to our members and our members' customers without members losing their independent pharmacy identity.

We believe this strategy allows our pharmacy members to achieve greater efficiencies and economies of scale, thereby reducing their expenses and increasing their revenue and profitability. Further, we believe this strategy helps close the gap between our members and national chain pharmacies by enabling our members to become more competitive.

        ACQUISITIONS. In January 2001, we acquired substantially all of the assets and business of Texas Pharmacy Co-op, Inc. ("TPC"), a pharmacy buying association located in Texas, in exchange for 832 shares of our common stock and the assumption of certain TPC liabilities by our wholly-owned subsidiary. As part of the transaction, TPC distributed the 832 shares of common stock to its shareholders (independent pharmacies) as part of a plan of liquidation. As a result of the transaction with TPC, we added approximately 500 new members located in Texas, and 288 new shareholders. We believe the transaction with TPC has increased our negotiating leverage with vendors.

        MANAGEMENT INFORMATION SYSTEMS. We have heavily invested in management information systems to maximize efficiencies and provide our members with a more efficient method of doing business. We have continually invested in advanced management information systems and automated technology. Our management information systems provide for, among other things, tracking of member purchases, sales and invoicing. As a result, our cost of receiving and processing orders has not increased as rapidly as our sales volume. Our customized systems strengthen member relationships by allowing members to lower their operating costs and by providing the basis for a number of the value-added services we provide to our members, including marketing data, inventory replenishment and computer price updates.

        SALES AND MARKETING. We employ Business Development Managers who manage assigned regions or states to meet with members and potential members. Our Business Development Managers receive regular training to help them improve customer service, to provide them with the skills and resources necessary to increase business with existing members and to assist them in acquiring new members. We focus our marketing efforts on developing and maintaining primary relationships with members. We emphasize frequent personal interaction between our sales force and members so that our members learn to rely on our dependability, responsiveness, accuracy and breadth of products and services. We believe our decentralized sales force allows us to better respond to issues, services and products that may be specific to a particular geographic location.

OUR SERVICES

        DISTRIBUTION. Utilizing the chain-store model, in 1998 we opened our own distribution center for the purpose of serving a portion of our members' product needs. We buy and carry a limited selection of pharmaceutical products, short-dated items, generic brand drugs, over-the-counter drugs and other related products from several manufacturers and vendors. We stock these products in a 24,000 square foot warehouse we operate in Riverside, Missouri. Products are sold to members pursuant to telephonic, facsimile and internet orders and then delivered to members by third party carriers. We take advantage of promotional programs offered by manufacturers, such as short-dated products, overstock specials and other miscellaneous opportunities. These programs are of value to our members because we can pass the savings on to our members. We must maintain a significant quantity of inventory, however, to assure that members can obtain the products we supply on a timely basis.

        PURCHASING AGENT. We act as a group purchasing agent for our member pharmacies. We negotiate on our members' behalf with vendors and our wholesaler-partners for the purchase of pharmaceutical products. We currently deal with four different wholesaler-partners and several vendors. We enter into agreements with our wholesaler-partners to secure specified pricing for various items carried by the wholesaler-partner. We believe we can obtain more competitive product prices for our members by negotiating on behalf of our entire membership base than if each member were to negotiate with such wholesalers on its own. We believe this area of our business will become increasingly important to our members as consolidation in the pharmaceutical industry continues.

        THIRD PARTY. Third-party payors, including pharmacy benefit managers, insurance companies and claims processors, are an integral part of our members' business because they affect the amount of reimbursement our members receive for prescription drugs provided to their customers. As part of our ongoing service to members, we review and enter into contracts with third-party payors on behalf of our members. Members electing to become part of our third party network must accept the endorsed third party payors' plans. We generally do not earn any income on third party reimbursement arrangements.

        STORE IDENTITY. We have developed a store identity program called "TrueCare Pharmacy" to support our members. This program is designed to create a "chain-like" image to customers yet allow our members to retain their own independent identity. Signage and other advertising is available to all members.

        PRIVATE LABEL. We have created a private label line of "TrueCare" products comprised primarily of generic over-the-counter products and vitamins. Our line of products is available only to our independent pharmacy members. Our private label lines are sold through our distribution center and through our endorsed wholesaler-partners.

        SWITCHING SERVICES. Whenever pharmacies send prescription (claims) data electronically to a third-party payor, or vice versa, a switching service is generally used as an information intermediary. The switching service captures the claims data and routes it to the correct claims processor and/or pharmacy benefit manager. The switching service may also organize the data it receives for sale to pharmaceutical manufacturers and marketing companies. We own approximately 49% of Data Rx Management, Incorporated, a developer and provider of transaction switching services for pharmacy claims data. Our relationship with Data Rx enables us to promote an alternative to our members for controlling the security and ownership of their third-party claims data.

        OTHER VALUE ADDED PROGRAMS. Various other programs are available to members through their affiliation with us. These programs include:

         *        Blood pressure program
         *        Cosmetic and fragrance programs
         *        Coupon redemption services
         *        Credit card services
         *        Employment screening
         *        General merchandise and greeting card programs
         *        Inventory services
         *        Worker's compensation program
         * Innovative care involving disease management programs, such as diabetes and asthma care and treatment

         *        Junior partnership with pharmacy students
         *        Group health insurance

REBATES TO MEMBERS

        Member rebates are accrued monthly each quarter and paid the following quarter. We pay quarterly rebates to our members based on the dollar volume of each member's purchases of products supplied by us and/or our endorsed wholesaler-partners. Rebate percentages vary among products and wholesaler-partners. We receive rebates and administration fees from our wholesaler-partners and other vendors that we allocate to our members after reservation of amounts required to sustain operations. Members are not required to own shares of our common stock in order to receive rebates.

COMPETITION

        There are numerous pharmacy buying groups operating in overlapping geographic regions. Most of these competitors offer a similar range of products and services at prices often comparable to ours. We seek to distinguish TrueCare from our competitors by offering a chain-like atmosphere, a higher level of customer service and a broader range of services than our competitors, as well as a more competitive pricing structure and more lucrative rebates.

        In addition to competing for members with other buying groups, we face potential competition from wholesalers that offer similar services to our services. The wholesale distribution of pharmaceuticals is highly competitive and dominated by national and regional distributors. Competitive factors include price, delivery service, credit terms, breadth of product line, customer support, merchandising and marketing programs.

        Our members compete directly with national pharmacy chains including Osco Drug, Eckerd Drug and Walgreen Co., and pharmacy departments of mass merchandisers and supermarkets such as Wal-Mart and Target. While this competition increases the need and benefit of TrueCare and other buying groups like TrueCare, our sales and membership will be adversely affected to the extent our members are not able to compete effectively against these larger chain pharmacies.

REGULATORY MATTERS

        We are subject to regulation by the Drug Enforcement Agency and various state boards of pharmacy with respect to all pharmaceutical products and controlled substances maintained at or distributed from our distribution center. As a distributor of pharmaceuticals, we are required to register for and maintain permits and to meet various security and operating standards of the Drug Enforcement Agency and of each state in which we ship pharmaceutical products. We have received all necessary regulatory approvals and believe that we are in substantial compliance with all applicable federal and state distribution and storage requirements.

EMPLOYEES

        As of June 30, 2002, we had 48 full-time employees, including our three executive officers, 13 employees involved in sales and marketing, 9 involved with distribution and 4 administrative employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relations with our employees to be good.

PROPERTIES

        We lease approximately 6,000 square feet for our executive office at 1575 N. Universal Avenue, Suite 100, Kansas City, Missouri, from an unaffiliated third party. The term of the lease expires on June 30, 2003 and our annual rental obligation is approximately $73,000. We also lease (through a wholly-owned subsidiary) approximately 2,400 square feet of office space at 1800 Guadalupe, Austin, Texas, from an unaffiliated third-party. The term of the lease in Texas terminates on December 31, 2002 and our annual rental obligation is approximately $36,400.

        We lease approximately 24,000 square feet for our distribution facility in Riverside, Missouri, from an unaffiliated third party. The warehouse lease expires on December 31, 2004, and our annual rental obligation is approximately $193,000. We believe our current available space will be sufficient for the next 12 months.

LEGAL MATTERS

        There are currently no pending legal proceedings against us which, if determined adversely, would have a material effect on our business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        Our board of directors currently consists of 10 members, all of whom are pharmacists. Our directors own or operate member pharmacies and are elected by the shareholders. None of our directors are employees of TrueCare, although each of the directors transacts business with us as an owner of one or more member pharmacies. See "MANAGEMENT - Certain Relationships and Related Transactions."

        Directors are divided into three classes. The appropriate class is elected at each annual meeting of the shareholders. As a result of our transaction with TPC, the size of our board was increased to 17 members in January 2001. During 2001, our board decided to reduce the size of the board to 12 members and therefore no directors were elected to fill the five vacancies at the 2001 annual meeting of shareholders. Tammy Gray resigned from the board in May 2002. The board has decided to further reduce the size of the board to 11 members, and therefore Ms. Gray's position has not been filled. The board intends to review this issue in 2003. Nick Smock, our President, had been appointed to the Board by the directors in 1999 pursuant to our bylaws, but he resigned as a director in September 2002. Since he was appointed due to his position as President, he will not be replaced as a director.

        In order to preserve the division of directors into three classes, the board moved three directors into a third class, which directors will be nominated and elected for a two-year term at the 2002 annual meeting of shareholders, in addition to the election of three directors for a three-year term.

        Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between any of our directors and/or any executive officers.

        Set forth below is the name, age, position, term of office and a brief account of the business experience, including principal occupation or position, of each person who is a director or executive officer of TrueCare.

   NAME                  AGE                      PRESENT POSITION                      TERM EXPIRES
   ----                  ---                      ----------------                      ------------
   Michael Burns         35                      Chairman, Director                         2003
   Nick Smock            43                          President                         Not Applicable
   Donald Raby           32         Vice President Finance and Human Resources,        Not Applicable
                                                Treasurer, Secretary
   Gene Forrester        50                Director, Assistant Treasurer                    2003
   Steve Erickson        51                           Director                              2003
   Charles M. Miller     49                           Director                              2004
   John Raniero          44                           Director                              2004
   Phillip Rozell        50                           Director                              2003
   Gary Foster           56                           Director                              2004
   Steve Stephenson      52                   Vice Chairman, Director                       2005
   Carlos Solis          42                           Director                              2005
   David Dubose          51                Director, Assistant Secretary                    2005
   Clark Balcom          35            Vice President, Information Technology          Not Applicable
   Robert Breaman        41                    Vice President, Sales                   Not Applicable

        MICHAEL BURNS has served on our board and as Chairman since 1997. Mr. Burns owns and operates Burns Pharmacy, Inc., which operates seven retail pharmacies in Missouri and Kansas. Mr. Burns received his Bachelor of Science in Pharmacy from the University of Kansas in 1989.

        NICK SMOCK has served as our President since 1998 and as a director from 1999 to 2002, and as CFO and CEO from 1998 to 2002. Mr. Smock has been with TrueCare since 1994 and prior to 1998 served as our Vice President and Director of Contracts and functioned as our CFO. He spent several years as a practicing pharmacist prior to coming to TrueCare. Mr. Smock received his Bachelor of Science in Pharmacy from the University of Missouri in 1983, his Masters of Business Administration in Finance from the University of Missouri-Kansas City in 1990, and his Doctor of Pharmacy from the University of Missouri-Kansas City in 2002.

        DONALD RABY became Vice President Finance and Human Resources, Treasurer and Secretary of the Company in September 2002. Mr. Raby received his Bachelors of Science in Accounting from William Jewell College in 1996. He is a Certified Public Accountant in the State of Missouri and has worked in public accounting, tax, and litigation consulting, as well as retail pharmacy and wholesale distribution environments.

        GENE FORRESTER served on our board from 1989 to 1994 and was re-elected to the board in 1997. Mr. Forrester served as Treasurer of the board from 1997 to September 2002, when he became Assistant Treasurer of the Company. Mr. Forrester is the owner of D&H Drug Stores located in Columbia, Missouri. Mr. Forrester received his Bachelor of Science in Pharmacy from St. Louis College of Pharmacy in 1974.

        JAMES (STEVE) ERICKSON has served on our board since 1997. Mr. Erickson is President of KCJSE d/b/a The Drug Store and Director of Pharmacy at the Cameron Community Hospital, each located in Cameron Missouri. Mr. Erickson received his Bachelor's of Science in Pharmacy from the University of Missouri-Kansas City in 1975.

        CHARLES (MIKE) MILLER has served on our board since 1999. Mr. Miller is a staff pharmacist and CEO of Miller Professional Pharmacy located in Platte City, Missouri. Mr. Miller received his Bachelor of Science in Pharmacy from the University of Missouri - Kansas City in 1975.

        JOHN RANIERO has served on our board since 1999. Mr. Raniero is the vice president of Goldsmith Pharmacy, located in St. Louis, Missouri. Mr. Raniero received his Bachelor of Science in Pharmacy from the St. Louis College of Pharmacy in 1980.

        PHILLIP ROZELL has served on our board since 2000. Mr. Rozell is president and sole owner of R & R Medical, Inc., which owns one pharmacy in Missouri under the name Family Pharmacy of Neosho and one pharmacy in Arkansas under the name Southgate Pharmacy. Mr. Rozell received his Bachelor of Science in Pharmacy from the University of Arkansas in 1974.

        GARY FOSTER has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Foster is a pharmacist at Foster Drug Co. located in Pittsburg, Texas.

        QUINCY (STEVE) STEPHENSON has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Stephenson is a pharmacist at S & R Pharmacy located in Kirbyville, Texas.

        CARLOS SOLIS has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Solis is President and sole owner of Ridgepoint Medical Pharmacy, LLC, d/b/a Ridgepoint Medical Pharmacy located in McAllen, Texas.

        DAVID DUBOSE has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Dubose also served as Secretary of the board from January 2001 to September 2002, when he became Assistant Treasurer of the Company. Mr. Dubose is a pharmacist and owner of Sholars Drug, located in Orange, Texas.

        CLARK BALCOM has served as our Vice President - Information Technology since February 1996.

        ROBERT BREAMAN has served as our Vice President - Sales since March 1999. From August 1997 to March 1999, Mr. Breaman served as Director of Sales for D & K Healthcare, a regional pharmaceutical wholesaler located in St. Louis, Missouri.

        Except as described above, each of the directors and executive officers has served in the principal occupation or position indicated above for at least the past five years.

BOARD COMMITTEES

        The board has two committees, a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the entire board concerning salaries and compensation for our officers and employees and is comprised of Mike Burns, Steve Stephenson and John Raniero. The Audit Committee monitors our financial reporting process, reviews and appraises the efforts of our outside auditor and provides a direct link between the board, senior management and our auditors. The Audit Committee is comprised of Mike Burns, Mike Miller and Gene Forrester.

DIRECTOR COMPENSATION

        Non-employee directors receive a fee of $400 per day for each board meeting attended. In addition, Gene Forrester receives an additional fee of $400 per meeting for his services as board treasurer. Directors also are reimbursed for their expenses, including meeting-related travel and lodging at the meeting location. Mr. Smock does not receive any additional fees for attending board meetings or serving on the board.

EXECUTIVE OFFICER COMPENSATION

        The following table provides certain historical, summary information concerning compensation paid by us to our President and Vice President Finance and Human Resources and each additional executive officer whose salary and bonus exceeded an aggregate of $100,000 in the year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                                                             ANNUAL COMPENSATION
                                                                             -------------------
                                                                                                        ALL OTHER
    NAME AND PRINCIPAL POSITION           YEAR              SALARY                BONUS              COMPENSATION(1)
    ---------------------------           ----              ------                -----              ---------------
NICK SMOCK . . . . . . . . . . . .        2001             $180,900              $30,000                  $1,680
President                                 2000             $144,842             $7,500(2)                 $1,680
                                          1999             $133,019             $12,000(3)                $1,545

                                       27

CLARK BALCOM . . . . . . . . . . . .      2001             $150,850              $26,000                  $1,680
Vice President - Information              2000             $121,591              $10,000                  $1,680
Technology                                1999             $105,289             $12,000(3)                 $894

HARVEY  ROGERS(4)  . . . . . . . . .      2001             $127,962              $24,777                  $1,843
Vice President - Managed                  2000             $108,808             $13,781(5)                $1,246
Care/Third Party                          1999             $93,173                $1,694                   $953


ROBERT BREAMAN . . . . . . . . . .        2001             $100,355               $8,000                   -0-
Vice President - Sales                    2000             $88,076                $6,200                   -0-
                                          1999             $67,791                 -0-                     -0-

---------------------------------
1 Consists of contributions made on behalf of the named executive officer to TrueCare's 401(k) Plan.
2 Consists of 10 shares of common stock issued to Mr. Smock with an assigned value at the time of issuance of $7,500.
3 Consists of 19 shares of common stock issued to each of Mr. Smock and Mr. Balcom with an assigned value at the time of issuance of $12,000.
4 Harvey Rogers resigned from his position as Vice President - Managed Care/Third Party on June 13, 2002
5 Includes 9 shares of common stock issued to Mr. Rogers with an assigned value at the time of issuance of $6,750.

EMPLOYMENT AGREEMENT

        We have an employment agreement with Nick Smock pursuant to which Mr. Smock acts as our President. The agreement expires on March 31, 2004, but the board and Mr. Smock may renew or extend the term of the agreement for one or more years. We can terminate the agreement prior to March 31, 2004 for cause, upon vote of at least 75% of the directors on our board and payment of 120 days' salary to Mr. Smock. Mr. Smock also may terminate the agreement prior to March 31, 2004 upon 60 days' written notice. During the period of his employment, Mr. Smock will receive an annual salary of $180,000, as adjusted for inflation based on the Consumer Price Index.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The directors or the independent pharmacies with which they are affiliated, acting in their capacity as members of our buying association, have purchased products and services from us on the same terms and conditions as every other member, and can be expected to do so in the future.

        Messrs. Foster, Stephenson, Solis and Dubose previously served on the board of directors of TPC, and were elected to our board in January 2001 as part of the transaction between TrueCare and TPC.

        Gary Foster owns 100 shares, or less than 1%, of DataRx Management, Incorporated. These shares were purchased prior to his appointment to our board.

                          STOCK OWNERSHIP OF MANAGEMENT

        The following table sets forth information regarding beneficial ownership of our common stock as of September 1, 2002 by:

     *    each of our directors;

     *    each of our named executive officers; and

     *    all of our directors and executive officers as a group.

No shareholder owns more than 5% of our outstanding common stock. We have no options or warrants outstanding. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

                                                         NUMBER OF SHARES OF
                                                            COMMON STOCK               PERCENT OF COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  BENEFICIALLY OWNED                   OUTSTANDING
----------------------------------------                  ------------------                   -----------
Michael  Burns . . . . . . . . . . . . . . . . . . .               204                             1.2%
Nick  Smock  . . . . . . . . . . . . . . . . . . . .               142                              *
Donald  Raby . . . . . . . . . . . . . . . . . . . .                6                               *
Gene  Forrester  . . . . . . . . . . . . . . . . . .               88                               *
James  Erickson  . . . . . . . . . . . . . . . . . .               436                             2.7%
Charles  Miller  . . . . . . . . . . . . . . . . . .               28                               *
John  Raniero  . . . . . . . . . . . . . . . . . . .               64                               *
Phil  Rozell . . . . . . . . . . . . . . . . . . . .               48                               *
Gary  Foster . . . . . . . . . . . . . . . . . . . .                2                               *
Quincy  Stephenson . . . . . . . . . . . . . . . . .               20                               *
Carlos  Solis  . . . . . . . . . . . . . . . . . . .                4                               *
David  Dubose  . . . . . . . . . . . . . . . . . . .               20                               *
Clark  Balcom  . . . . . . . . . . . . . . . . . . .               120                              *
Robert  Breaman  . . . . . . . . . . . . . . . . . .               32                               *
All of our directors and executive officers
as a group (15  persons) . . . . . . . . . . . . . .              1,214                            7.4%

---------------------------------
* Less than 1%.

1 The address for each of these shareholders is c/o Pharmacy Buying Association, Inc., 1575 N. Universal Avenue, Suite 100, Kansas City, Missouri 64120.


                              PLAN OF DISTRIBUTION

        Common stock will be offered and sold only in those jurisdictions where and in such manner as we are authorized to do so. We currently intend to offer and sell common stock in the following states: Arkansas, Colorado, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Minnesota, Missouri, Nebraska, New Mexico, Oklahoma, Tennessee, Texas and Wisconsin. Shares may be offered and sold to investors residing in other states depending on the availability of state law securities exemptions or registration requirements.

        We will not engage a broker, dealer or underwriter in connection with this offering and intend to sell common stock directly to investors through the efforts of certain of our officers and directors. Our officers and directors will not receive any commission or other remuneration in connection with any sales of our common stock.

        Shares will be continuously offered on a "best efforts" basis with no established minimum amount of shares that must be sold. There can be no assurance that any or all of the shares will be sold.

        Shares will be offered and sold only to persons or entities meeting the following qualifications:

     * natural persons who are licensed pharmacists in good standing and who own, directly or indirectly, or manage or are employed by, independent pharmacies that are members of our company;

     *    our employees, directors and officers;

     * a revocable trust in which a trustee meets either of the requirements listed above; or

     *    an entity that owns an independent pharmacy member.

        The minimum investment for each investor is one share. No fractional shares will be issued.

                           DESCRIPTION OF COMMON STOCK

        The following description of our common stock is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, which are included as exhibits to this registration statement, and by the provisions of applicable Missouri law.

        Our authorized capital stock consists of 30,000 shares of common stock, $1.00 par value per share, and no shares of preferred stock. As of September 1, 2002, 11,380 shares of common stock were outstanding and held of record by 676 shareholders.

        VOTING RIGHTS. Each holder of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders, regardless of the number of shares owned.

        DIVIDENDS. The holders of our common stock are entitled to receive ratably any dividends declared by our board of directors from time to time. For a description of our dividend policy, please refer to the information in this registration statement under the heading "TRADING OF OUR COMMON STOCK AND DIVIDEND POLICY - Dividend Policy."

        CLASSIFIED BOARD OF DIRECTORS. Pursuant to our bylaws, our board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of our board will be elected each year. Board members may be removed with or without cause by a majority of the shareholders at any meeting of the shareholders.

        LIQUIDATION AND DISSOLUTION. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities.

        NO PREEMPTIVE OR SIMILAR RIGHTS. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights.

        LACK OF MARKET AND TRANSFER RESTRICTIONS. There is no market for our common stock. Holders of our common stock may only transfer their shares to us, a pharmacy member, licensed pharmacists who own or are employed by a pharmacy member or our employees. Shares may not be pledged to a third party as security for a loan. We have a right of first refusal to purchase any shares proposed to be transferred by any shareholder.

        REDEMPTION. We are required to repurchase any common stock owned by a shareholder who terminates his or her membership due to death, incompetency or bankruptcy. The repurchase price is based on the last price set by our board.

        CALL RIGHTS. We have the right to call and repurchase any common stock owned by a holder that no longer satisfies the ownership requirements listed in our bylaws, as determined in the sole discretion of our board of directors. We also have a lien against our shares for any individual debts owed by shareholders to us. The repurchase price is based on the last price set by our board.

        TRANSFER AGENT. We act as our own transfer agent for our common stock.

        Shares are subject to our bylaws which, in accordance with our articles of incorporation, may be amended by our board of directors without shareholder approval. Accordingly, rights or restrictions pertaining to our common stock may be changed from time to time by our board.

                                  LEGAL MATTERS

        Kutak Rock LLP, Kansas City, Missouri, will render an opinion regarding the validity of our common stock.

                                     EXPERTS

        The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by House, Park & Dobratz, P.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving such reports.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC regarding this offering. The registration statement of which this prospectus is a part contains additional relevant information about us and our common stock and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

        You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional office at Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, IL 60661.

        You also can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

        The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: 1575 N. Universal Avenue, Suite 100, Kansas City, MO 64120, Attention: Don Raby, or (816) 245-5700.

        We also filed a registration statement on Form 10 on April 30, 2002 to register our common stock under the Securities Exchange Act of 1934. We will become subject to the information and reporting requirements of the Exchange Act and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE OFFERING SHARES ONLY IN THOSE JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED AND ONLY TO THOSE PERSONS TO WHOM OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY



INDEX TO FINANCIAL STATEMENTS                                               Page
                                                                            ----

Financial Statements:

  Report of Independent Certified Public Accountants                         F-2

  Consolidated balance sheets as of December 31, 2001 and 2000 (audited)
  and June 30, 2002 (unaudited)                                              F-3

  Consolidated statements of income for the years ended December 31, 2001,   F-4
  2000 and 1999 (audited) and the six months ended June 30, 2002 and 2001 (unaudited)

  Consolidated statements of changes in stockholders' equity for the years   F-5
  ended December 31, 2001, 2000 and 1999 (audited) and the six months ended June 30, 2002 and 2001 (unaudited)

  Consolidated statements of cash flows for the years ended December 31,   F-6-7
  2001, 2000 and 1999 (audited) and the six months ended June 30, 2002 and 2001 (unaudited)

  Notes to consolidated financial statements                              F-8-18

               Report of Independent Certified Public Accountants
               --------------------------------------------------




Board of Directors
Pharmacy Buying Association, Inc. and Subsidiary
 d/b/a TrueCare Pharmacy
Kansas City, Missouri


We have audited the accompanying consolidated balance sheets of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.



HOUSE PARK & DOBRATZ, P.C.
Kansas City, Missouri
March 11, 2002

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS (Note 6)

                                                                  June 30,
                                                                    2002                   December 31,
                                                                                           ------------
                                                                 (unaudited)          2001              2000
                                                                 -----------          ----              ----
Current assets:
   Cash                                                      $       150,010   $        614,519   $    1,697,442
   Accounts receivable (Note 3)                                    6,886,542          6,380,342        2,462,881
   Inventories                                                     6,699,156          4,672,273        3,418,236
   Prepaid expenses                                                  100,199            133,284           79,704
   Deferred income tax asset                                          13,000
                                                             ---------------   ----------------   --------------
                  Total current assets                            13,848,907         11,800,418        7,658,263

Property and equipment (Notes 4 and 7)                               515,797            597,722          414,123

Investment in and advances to affiliate (Note 5)                                                         100,000

Goodwill (Note 2)                                                    229,144            229,144

Other assets                                                          38,744             16,430            2,339
                                                             ---------------   ----------------   --------------
                                                             $    14,632,592   $     12,643,714   $    8,174,725
                                                             ===============   ================   ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt (Note 7)                                  $          7,417   $        7,261
   Accounts payable                                          $     7,960,876          6,196,385        3,342,898
   Accrued payroll                                                   172,284            186,822          140,557
   Deferred revenue                                                  113,233            201,600            2,250
   Income taxes payable                                               31,918            532,005          751,761
   Deferred income taxes (Note 10)                                                       18,000          117,000
                                                             ---------------   ----------------   --------------
                  Total current liabilities                        8,278,311          7,142,229        4,361,727
                                                             ---------------   ----------------   --------------

Long-term debt, less current portion (Note 7)                                            18,336           25,457
                                                                               ----------------   --------------

Deferred income taxes (Note 10)                                       94,000            182,000          368,000
                                                             ---------------   ----------------   --------------
Commitments (Notes 8 and 11)

Stockholders' equity:
   Common stock, $1 par; authorized 30,000
    shares; issued 5,690, 5,690 and 2,429
    shares, respectively                                               5,690              5,690            2,429
   Capital in excess of par value                                  1,468,255          1,468,255          897,807
   Retained earnings                                               4,796,568          3,827,204        2,519,305
                                                             ---------------   ----------------   --------------
                                                                   6,270,513          5,301,149        3,419,541
   Treasury stock                                           (         10,232)
                                                             ---------------   ----------------   --------------
                                                                   6,260,281          5,301,149        3,419,541
                                                             ---------------   ----------------   --------------
                                                             $    14,632,592   $     12,643,714   $    8,174,725
                                                             ===============   ================   ==============

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                        CONSOLIDATED STATEMENTS OF INCOME

                                                           Six months ended
                                                         June 30, (unaudited)                  Year ended December 31,
                                                         --------------------                  -----------------------
                                                          2002           2001           2001            2000          1999
                                                          ----           ----           ----            ----          ----
Revenues:
   Distribution center(1)                             $ 56,032,781    $ 31,244,166   $ 82,660,505   $ 17,445,371    $ 4,880,595
   Participation programs and fees                         378,130       1,423,604      2,794,747      1,684,820      2,124,017
   Activity rebates and charges                          3,676,916       2,258,129      4,913,154      2,719,324      2,319,496
   Third party                                              11,958   (         811)        46,264        155,844         43,774
                                                      ------------    ------------   ------------   ------------    -----------
                                                        60,099,785      34,925,088     90,414,670     22,005,359      9,367,882
                                                      ------------    ------------   ------------   ------------    -----------
Cost of revenues:
   Distribution center (Note 8)                         53,544,221      30,251,014     80,278,544     16,045,105      4,143,632
   Participation programs and fees                         311,409         336,188        693,992        419,166        534,187
   Activity rebates                                      2,138,540         831,681      2,233,373      1,221,302      1,330,111
                                                      ------------    ------------   ------------   ------------    -----------
                                                        55,994,170      31,418,883     83,205,909     17,685,573      6,007,930
                                                      ------------    ------------   ------------   ------------    -----------

Gross profit                                             4,105,615       3,506,205      7,208,761      4,319,786      3,359,952
General and administrative expenses
 (Notes 4, 8, 9 and 12)                                  2,609,180       2,155,592      5,155,363      2,878,053      2,566,141
                                                      ------------    ------------   ------------   ------------    -----------

Income from operations                                   1,496,435       1,350,613      2,053,398      1,441,733        793,811
                                                      ------------    ------------   ------------   ------------    -----------

Other income (expense):
   Investment income                                        10,642          38,027         51,940         95,433         50,523
   Interest expense (Note 7)                         (       6,510)  (       9,273) (      18,444) (       1,066)  (      1,986)
   Gain on disposal of assets                                4,786
                                                      ------------    ------------   ------------   ------------    -----------
                                                             8,918          28,754         33,496         94,367         48,537
                                                      ------------    ------------   ------------   ------------    -----------

Income before income taxes                               1,505,353       1,379,367      2,086,894      1,536,100        842,348
Income taxes (Note 10)                                     535,989         451,280        776,566        548,729        347,621
                                                      ------------    ------------   ------------   ------------    -----------

Net income                                            $    969,364    $    928,087   $  1,310,328   $    987,371    $   494,727
                                                      ============    ============   ============   ============    ===========

Earnings per common share:
   Income available to common stockholders            $    969,364    $    928,087   $  1,310,328   $    987,371    $   494,727
   Weighted average shares outstanding                       5,683           5,690          5,690          4,663          4,381
                                                      ------------    ------------   ------------   ------------    -----------

   Basic and diluted earnings per share               $     170.57    $     163.11   $     230.29   $     211.75    $    112.93
                                                      ============    ============   ============   ============    ===========

(1) Includes revenues generated from businesses owned by members of the Board of Directors of $8,345,856 and $4,724,746, respectively, for the six months ended June 30, 2002 and 2001, respectively, and $11,614,995, $3,870,628 and $884,965, respectively, for the years ended December 31, 2001, 2000 and 1999, respectively.

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 AND
                         SIX MONTHS  ENDED JUNE 30,  2002
          (Information for six months ended June 30, 2002 is unaudited)

                                                                       Capital
                                            Common stock              in excess         Retained         Treasury stock
                                        Shares       Amount         of par value        earnings       Shares      Amount
                                        ------       ------         ------------        --------       ------      ------
Balances, December 31, 1998               1,886     $    1,886     $     473,725     $    1,037,207       60     $    600

Purchases of common stock                                                                                  2        1,250

Sale of common stock                        196            196            99,882

Cancellation of treasury stock        (      62)   (        62)   (        1,788)                       ( 62)   (   1,850)

Net income for the year                                                                     494,727
                                       --------     ----------     -------------     --------------      ---     --------

Balances, December 31, 1999               2,020          2,020           571,819          1,531,934      --          --

Acquisition and cancellation of
 common stock                         (      33)   (        33)   (       30,467)

Sale of common stock                        442            442           356,455

Net income for the year                                                                     987,371
                                       --------     ----------     -------------     --------------      ---     --------

Balances, December 31, 2000               2,429          2,429           897,807          2,519,305      --          --

Stock split in the form of a
 stock dividend                           2,429          2,429                      (         2,429)

Acquisition of entity (Note 2)              832            832           584,896

Stock registration fees                                           (       14,448)

Net income for the year                                                                   1,310,328
                                       --------     ----------     -------------     --------------      ---     --------

Balances, December 31, 2001               5,690          5,690         1,468,255          3,827,204

Purchases of common stock                                                                                 15       10,232

Net income for the period                                                                   969,364
                                       --------     ----------     -------------     --------------      ---     --------

Balances, June 30, 2002
 (unaudited)                              5,690     $    5,690     $   1,468,255     $    4,796,568       15     $ 10,232
                                       ========     ==========     =============     ==============      ===     ========

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Six months ended
                                                      June 30, (unaudited)                  Years ended December 31,
                                                      --------------------                  ------------------------
                                                        2002           2001           2001            2000           1999
                                                        ----           ----           ----            ----           ----
Cash flows from operating activities:
   Net income                                       $    969,364   $     928,087   $  1,310,328   $    987,371   $     494,727
   Adjustments to reconcile net income to net
    cash provided (used) by operating activities:
     Depreciation                                        117,349         112,590        193,535        143,014         129,097
     Deferred income tax                           (     119,000)                 (     285,000) (     252,000)        280,000
     Loss on investment in affiliate                                                    100,000
     Gain on sale of property and equipment        (       4,786)
     Changes in operating assets and liabilities:
       Accounts receivable                         (     506,200) (    1,841,643) (   3,471,837)       124,905  (      561,889)
       Inventories                                 (   2,026,883) (      670,141) (   1,254,037) (   2,221,374) (    1,097,093)
       Refundable income taxes                                                                          12,639         141,878
       Prepaid expenses                                   33,085          14,556  (      10,580)        46,227  (      117,390)
       Other assets                                (      22,314) (          380) (      14,091)
       Accounts payable                                1,764,491         952,115      2,700,130      1,920,779         574,366
       Accrued payroll                             (      14,538)         12,223         46,265         80,248          13,633
       Deferred revenue                            (      88,367) (        2,250)       199,350  (       9,450)         11,700
       Income taxes payable                        (     500,087) (      728,786) (     253,756)       705,720          46,041
                                                    ------------   -------------   ------------   ------------   -------------

                  Net cash provided (used)
                   by operating activities         (     397,886) (    1,223,629) (     739,693)     1,538,079  (       84,930)
                                                    ------------   -------------   ------------   ------------   -------------

Cash flows from investing activities:
   Purchase of property and equipment              (      40,938) (       97,786) (     350,051) (     343,713) (      163,681)
   Proceeds from maturing municipal bonds                                                                               39,766
   Proceeds from sale of property and equipment           10,300
   Investments in and advances to affiliate                       (       90,000)                (     100,000)
                                                    ------------   -------------   ------------   ------------   -------------
                  Net cash used by investing
                   activities                      (      30,638) (      187,786) (     350,051) (     443,713) (      123,915)
                                                    ------------   -------------   ------------   ------------   -------------
Cash flows from financing activities:
   Acquisition of common stock                     (      10,232)                                (      10,500) (        1,250)
   Sale of common stock, less offering costs                                                           356,897         100,078
   Proceeds from long-term debt                                                                                         17,903
   Offering costs                                                 (       11,600) (      14,448)
   Principal payments on long-term debt
    and capital lease obligation                   (      25,753) (       16,651) (      20,107) (       2,937) (        2,248)
                                                    ------------   -------------   ------------   ------------   -------------

                  Net cash provided (used)
                   by financing activities         (      35,985) (       28,251) (      34,555)       343,460         114,483
                                                    ------------   -------------   ------------   ------------   -------------

                                   (continued)

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                              Six months ended
                                                           June 30, (unaudited)             Years ended December 31,
                                                           --------------------             ------------------------
                                                           2002           2001        2001            2000           1999
                                                           ----           ----        ----            ----           ----
Net increase (decrease) in cash                      (     464,509)  (   1,439,666) (   1,124,299)     1,437,826   (    94,362)

Cash, beginning of period                                  614,519       1,738,818      1,697,442        259,616       353,978

Business acquisition                                                                       41,376
                                                      ------------    ------------   ------------   ------------    ----------

Cash, end of period                                   $    150,010    $    299,152   $    614,519   $  1,697,442    $  259,616
                                                      ============    ============   ============   ============    ==========

Supplemental disclosures of cash flow information:
  Cash transactions during the year for:
     Interest paid                                    $      6,510    $      9,273   $     18,444   $      1,066    $    1,986
                                                      ============    ============   ============   ============    ==========

     Income taxes paid                                $  1,155,076    $  1,146,066   $  1,207,882   $     48,968
                                                      ============    ============   ============   ============

     Income tax refunds received                                                     $      2,860   $     12,639    $  141,878
                                                                                     ============   ============    ==========

   Non-cash transactions:
     During 2001, the Company purchased the assets of another company with 832 shares of common stock valued at $585,728 (Note 2).

     During 2000, the Company issued a $20,000 promissory note to acquire 20 shares of common stock.

     During 1999, the Company cancelled 62 shares of common stock held in treasury with an original cost of $1,850.

                       See notes to financial statements.
                                      F-7

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Organization:

     Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy (TrueCare), was incorporated in Missouri on May 16, 1988.

   Nature of operations and consolidation:

     The financial statements have been prepared on the accrual basis of accounting and include the accounts of Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy, and its wholly-owned subsidiary, Pharmacy Consolidation Associates, Inc. (Note 2) (the Company). All material intercompany transactions and account balances have been eliminated.

     The Company, on behalf of its members, negotiates generic and other pharmaceutical pricing with pharmaceutical manufacturers and wholesalers. These agreements provide for rebates to be paid based on Company member purchases. Rebates are paid quarterly to members based on their purchases from the Company's distribution center and their purchases from pharmaceutical manufacturers and wholesalers. The Company's Pharmacist Rebate Network (PRN) tracks the purchases of the Company's members from pharmaceutical manufacturers and wholesalers to calculate the potential rebates.

     TrueCare formerly administered non-risk managed care contracts with its clients, for which it received transaction based fees under the managed care agreements. During 2000, TrueCare contracted all of its managed care activities to a third-party administrator. During 2001, TrueCare administered managed care contracts for its wholly-owned subsidiary; however, as of December 31, 2001, TrueCare contracted its subsidiary's managed care activities to a third-party administrator as well.

   Stockholders and per capita voting:

     Only licensed pharmacists or entities who own an independent pharmaceutical store and Company officers, directors and employees may be stockholders of the Company. Each stockholder is entitled to one vote regardless of the number of shares owned. There is no trading market for the common stock.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   Concentration of credit risk:

     The Company's customers are primarily located in the midwestern and south central United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     TrueCare maintains its bank accounts with a single financial institution. The bank balances frequently exceed FDIC insured amounts.

   Estimates and assumptions:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Inventories:

     Inventories are stated at the lower of cost (first-in, first-out method) or market and consist of pharmaceuticals and related pharmacy supplies.

   Property and equipment and depreciation:

     Property and equipment are stated at cost. Depreciation is provided by both accelerated and straight-line methods over the estimated useful lives of the related assets of three to seven years.

     Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

   Goodwill:

     Goodwill that arose in connection with the business acquisition (Note 2) is amortizable over forty years; however, effective in 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

     Effective January 1, 2002, goodwill will not be amortized, but will be tested for impairment annually or whenever there is an impairment indicator.

   Deferred revenue:

     Deferred revenue results from the advance collection of registration fees related to the TrueCare annual stockholder meeting held each July/August. Such deferred revenue is recognized as income when the stockholder meeting occurs.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   Deferred revenue (continued):

     During 2001, the Company offered its members the opportunity to pay their yearly 2002 dues in 2001 at a reduced rate. These unearned dues are also included in deferred revenue and are recognized as income ratably in the following year.

   Revenue recognition:

     "Distribution center" sales are recognized when shipped. "Participation programs and fees" include administrative fees from vendors and membership dues, both of which are recognized monthly as earned. "Activity rebates and charges" are recognized on the accrual basis. "Third party" revenues include transaction fees only and are recognized as claims are processed.

   Income taxes:

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes due plus deferred taxes related to temporary differences between the recognition of income and expenses for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

   Keyman life insurance:

     The Company owns a $1,000,000 term life insurance policy on the President.

   Interim financial statements and disclosures:

     In the opinion of management, the unaudited interim financial statements and unaudited interim financial statement disclosures for June 30, 2002 and 2001 include all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company's financial position as of June 30, 2002 and the results of operations and cash flows for the threes months ended June 30, 2002 and 2001. Results for the interim periods are not necessarily indicative of the results to be expected for the entire fiscal year.

   Reclassifications:

     Certain prior year accounts have been reclassified to conform with current year classifications.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


2. BUSINESS ACQUISITION (RESTATED):

     Effective January 2, 2001, Pharmacy Consolidation Associates, Inc. (PCA), a wholly-owned subsidiary of TrueCare acquired substantially all the net assets of Texas Pharmacy Co-op, Inc., d/b/a Legend Pharmacies (Legend). Legend, a Texas Corporation, was a pharmaceutical buying group comprising independent pharmacies located in Texas. Pursuant to the agreement and plan of reorganization, TrueCare issued 832 common shares to Legend and Legend subsequently dissolved and distributed to its shareholders one TrueCare common share for each outstanding common share of Legend. The acquisition was accounted for under the purchase method of accounting.

     The Company restated Note 2 to give effect to the monetary value of the purchase transaction as opposed to reflecting only the net assets acquired as originally reported.

     The purchase price was allocated as follows:

                                           As
                                       originally                      As
                                        reported    Restatement     restated
                                       ----------   -----------     --------

     Assets acquired:
       Cash                             $  41,376                $      41,376
       Accounts receivable                445,624                      445,624
       Property and equipment, net         27,083                       27,083
       Prepaid expenses                    43,000                       43,000
                                     ------------                 ------------
                                          557,083                      557,083
                                     ------------                 ------------
     Liabilities assumed:
       Accounts payable                   153,357                      153,357
       Income taxes payable                34,000                       34,000
       Capital lease obligation            13,142                       13,142
                                     ------------                 ------------
                                          200,499                      200,499
                                     ------------                 ------------


     Goodwill                                      $    229,144        229,144
                                                   ------------  -------------

       Purchase price                $    356,584  $    229,144   $    585,728
                                     ============  ============   ============

     The purchase price was determined based on the fair market value per common share of Pharmacy Buying Association, Inc. as of December 31, 2000, adjusted for the January 4, 2001 stock split (832 shares x $704 per common share).

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


2.   BUSINESS ACQUISITION (RESTATED) (CONTINUED):

     The accompanying consolidated financial statements include the operations of Legend for 2002 and 2001. Legend's unaudited information for 2000 is as follows:

                                              Year ended
                                           December 31, 2000
                                              (unaudited)
                                              -----------

         Revenues                        $          7,065,367
                                         ====================

         Net income                      $              6,246
                                         ====================

         Earnings per share              $               7.51
                                         ====================

3.   ACCOUNTS RECEIVABLE:

                                                    June 30, 2002            December 31,
                                                                             ------------
                                                     (unaudited)         2001              2000
                                                     -----------         ----              ----

     Membership                                  $       802,156       $   637,519       $  895,969
     Distribution center                               6,355,670         5,934,364        1,601,632
     Program and third-party administration                4,131             2,459            8,912
                                                  --------------    --------------   --------------
                                                       7,161,957         6,574,342        2,506,513
     Allowance for doubtful accounts             (       275,415)  (       194,000) (        43,632)
                                                  --------------    --------------   --------------

                                                  $    6,886,542    $    6,380,342   $    2,462,881
                                                  ==============    ==============   ==============

                                            June 30, 2002                      December 31,
                                                                 --------------------------------------
                                             (unaudited)              2001          2000         1999
                                             -----------              ----          ----         ----
     Allowance for doubtful accounts:
       Balance at beginning of period      $    194,000          $     43,632   $   61,818   $   20,000
       Charges to costs and expenses             81,415               327,713        5,526       63,964
       Bad debts written off                                    (     177,345)              (    22,146)
       Recoveries                                                              (    23,712)
                                           ------------          ------------   ----------   ----------

       Balance at end of period            $    275,415          $    194,000   $   43,632   $   61,818
                                           ============          ============   ==========   ==========

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


4.   PROPERTY AND EQUIPMENT:

                                        June 30, 2002              December 31,
                                                                   ------------
                                         (unaudited)         2001                2000
                                         -----------         ----                ----
     Furniture and fixtures           $      287,555    $      299,708     $    196,789
     Equipment                               677,851           642,662          466,922
     Software                                386,001           386,001          287,526
                                      --------------   ---------------     ------------
                                           1,351,407         1,328,371          951,237
     Accumulated depreciation        (       835,610)  (       730,649)   (     537,114)
                                      --------------    --------------     ------------

                                      $      515,797    $      597,722     $    414,123
                                      ==============    ==============     ============

     Depreciation expense, included in general and administrative expenses, was $193,535, $143,014 and $129,097 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.   INVESTMENT IN AND ADVANCES TO AFFILIATE:

     The Company owns 49.1% of DataRx Management, Incorporated (DataRx) as a result of its direct investment in DataRx (in 2000) and its acquisition of Legend (in 2001) (Note 2). DataRx performs the technological functions of capturing and switching pharmaceutical claim data for its pharmacy clients.

     The Company is not involved in the management of DataRx, has no representation on the DataRx Board of Directors, is not a guarantor of any DataRx obligations, has no additional funding commitments, and has agreed not to acquire additional stock. The Company accounts for its investment in DataRx on the equity method.

     Although the unaudited results of operations of DataRx for 2001 report a net loss of approximately $100,000, the Company has fully reserved its investment in ($100,000 in 2000) and advances to ($180,000 in 2001) DataRx by a charge to general and administrative expense of $280,000 in 2001.

6.   BANK LINE OF CREDIT:

     The Company has a $3,000,000 bank line of credit which expires June 30, 2003. Interest is computed on outstanding balances at prime (4.75% at December 31, 2001). At June 30, 2002, December 31, 2001 and 2000, there were no amounts outstanding against this line. The line is secured by substantially all the assets of the Company.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


7.   LONG-TERM DEBT:
                                                                 December 31,
                                                             2001           2000
                                                             ----           ----

     Bank note, collateralized by an automobile,
     interest at 8.1%, payable in monthly installments
     of $364 including interest, paid March, 2002         $   9,549   $   12,718

     Promissory note for acquisition of common stock,
     unsecured, interest at 9.5%, payable in quarterly
     installments of $1,268 including interest, due
     October 1, 2005                                         16,204       20,000
                                                          ---------   ----------
                                                             25,753       32,718
     Less current portion                                     7,417        7,261
                                                          ---------   ----------
                                                          $  18,336   $   25,457
                                                          =========   ==========

     As of December 31, 2001, scheduled annual maturities of long-term debt are as follows:

                          Year ending
                         December 31,                         Amount
                         ------------                         ------

                             2002                          $    7,417
                             2003                               8,092
                             2004                               6,135
                             2005                               4,109
                                                           ----------
                                                           $   25,753
                                                           ==========
     All interest costs have been expensed.

8.   LEASES:

     The Company leases warehouse space, office space and equipment under non-cancelable operating leases with terms ranging from two to five years. The warehouse and office leases require the Company to pay taxes, insurance and maintenance. Rent expense for 2002, 2001, 2000 and 1999 was as follows:

                                         Year ended December 31,
                                         -----------------------
                                  2001            2000          1999
                                  ----            ----          ----

     Warehouse               $      59,839   $     37,097   $   37,659
     Office                        119,981         64,360       50,170
     Equipment                       6,725            765        1,474
                              ------------   ------------   ----------
                              $    186,545   $    102,222   $   89,303
                              ============   ============   ==========

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


8.   LEASES (CONTINUED):

     Future minimum payments for operating leases having initial and remaining terms of one year or more as of December 31, 2001 are as follows:

                          Year ending
                         December 31,                    Amount
                         ------------                    ------

                             2002                   $     304,046
                             2003                         235,328
                             2004                         198,920
                             2005                           2,091

9.   PROFIT SHARING PLAN:

     The Company has a profit sharing plan available to all employees who meet the minimum service requirements. The Plan includes salary deferral features described in Section 401(k) of the Internal Revenue Code.

     The Company pays all administrative costs of the Plan, except investment fees. Non-matching employer contributions are determined annually and are at the discretion of the Board of Directors. Mandatory employer matching contributions are 16% of employee contributions up to 8% of the individual participant's compensation. Employer contributions, included in general and administrative expenses, to the Plan for the years ended December 31, 2001, 2000 and 1999 were $14,358, $9,349 and $8,474, respectively, and $7,460 and
     $7,977 for the six months ended June 30, 2002 and 2001, respectively.

10.  INCOME TAXES:

     The provision for income taxes consists of:

                                           Year ended December 31,
                                           -----------------------
                                      2001           2000            1999
                                      ----           ----            ----
     Current:
         Federal               $      879,811    $    648,631   $     54,883
         State and city               181,755         152,098         12,738
                               --------------    ------------   ------------
                                    1,061,566         800,729         67,621
         Deferred (credit)    (       285,000)  (     252,000)       280,000
                               --------------    ------------   ------------

         Income tax expense    $      776,566    $    548,729   $    347,621
                               ==============    ============   ============

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


10.  INCOME TAXES (CONTINUED):

     The effective income tax rate differed from the statutory federal income tax rate primarily due to the following:

                                                                Year ended December 31,
                                                                -----------------------
                                                             2001        2000        1999
                                                             ----        ----        ----
         Statutory federal income tax rate                   34.0%       34.0%       34.0%

         Tax effect of:
             State income taxes, net of federal benefit       5.0         5.0         5.4
             Change in accounting method used for tax
              from cash to accrual                         (  1.6)    (   2.6)
             Other temporary differences                   (   .2)    (    .7)        1.9
                                                            -----      ------       -----

         Effective income tax rate                           37.2%       35.7%       41.3%
                                                           ======      ======      ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                               December 31,   December 31,
                                                                  2001            2000
                                                                  ----            ----
    Deferred tax assets:
       Current:
    Payroll liabilities not paid within 2 1/2 months
     of year-end                                                 $ 45,500       $ 43,500
    Financial reporting of depreciation in excess of tax            7,000
    Allowance for uncollectible accounts                           73,500         17,500
    Investment in and advances to affiliate                        38,000
                                                                 --------       --------

    Total gross deferred tax assets                               157,000         68,000
    Valuation allowance                                                --             --
                                                                 --------       --------
                                                                  157,000         68,000
                                                                 --------       --------
Deferred tax liabilities:
  Current:
      Section 481 adjustment resulting from cash to
      accrual method change of accounting for tax
      purposes                                                    175,000        185,000
                                                                 --------       --------

    Net current deferred tax liability                           $ 18,000       $117,000
                                                                 ========       ========

  Long-term:
    Tax depreciation in excess of financial reporting            $  7,000

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


         Section 481 adjustment resulting from cash to
         accrual method change of accounting for tax
         purposes                                          175,000    $ 368,000
                                                        ----------    ---------

         Non-current deferred tax liabilities           $  182,000    $ 368,000
                                                        ==========    =========

11.  COMMITMENT:

     As consideration for the endorsement of an industry trade group, TrueCare pays the trade group 1% of all TrueCare member contract purchases. The agreement automatically renews at the same terms unless canceled within 180 days of expiration by either party. Trade group endorsement fees, included in general and administrative expenses, were $163,043, $138,054 and $158,499 for the years ended December 31, 2001, 2000 and 1999, respectively, and $83,587 and $80,592 for the six months ended June 30, 2002 and 2001, respectively.

12.  ADVERTISING COSTS:

     The Company expenses advertising costs as incurred. Advertising expense, included in general and administrative expenses, was $100,722, $56,685 and $108,041 for the years ended December 31, 2001, 2000 and 1999, respectively, and $26,761 and $80,921 for the six months ended June 30, 2002 and 2001, respectively.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (Information for the period ended June 30, 2002 and 2001 is unaudited)


13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The quarterly results of operations (unaudited) for 2002, 2001 and 2000 per quarter are as follows:

                                                                       Quarter ended,
                                             ---------------------------------------------------------------------
                                                March 31           June 30       September 30       December 31
                                                --------           -------       ------------       -----------
     2002:
       Revenues                              $    26,400,494   $   33,699,291
       Gross profit                                1,793,425        2,312,190
       Net income                                    260,185          709,179
       Basic earnings per share                        45.78           124.79

     2001:
       Revenues                              $    14,916,803   $   20,008,285    $   28,437,574   $   27,052,008
       Gross profit                                1,730,243        1,775,962         2,357,412        1,345,144
       Net income                                    466,052          462,035           419,222  (        36,981)
       Basic earnings per share                        81.91            81.20             73.68  (          6.50)

     2000:
       Revenues                              $     3,183,539   $    4,288,629    $    5,791,316   $    8,741,875
       Gross profit                                  975,364        1,229,228         1,532,903          582,291
       Net income (loss)                             171,901          380,969           512,636  (        78,135)
       Basic earnings (loss) per share                 37.73            81.84            107.20  (         16.08)

14.  SUBSEQUENT EVENT:
     On July 14, 2002, the Company declared a 100% stock dividend to shareholders of record on July 19, 2002.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth all fees and expenses payable by us in connection with the registration of our common stock. All of the amounts shown are estimates except for the SEC registration fee.

                ------------------------------------ ---------------------
                                                            AMOUNT TO BE
                                                                PAID
                ------------------------------------ ---------------------
                SEC Registration Fee                            $253
                ------------------------------------ ---------------------
                Printing Expenses                             $20,000
                ------------------------------------ ---------------------
                Legal Fees and Expenses                       $60,000
                ------------------------------------ ---------------------
                Accounting Fees and Expenses                  $10,000
                ------------------------------------ ---------------------
                Miscellaneous Expenses                        $10,000
                ------------------------------------ ---------------------
                                   Total                      $100,253
                ------------------------------------ ---------------------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Article IX of our articles of incorporation provides that we will indemnify any director, officer, employee or agent of TrueCare who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of TrueCare, by reason of the fact that such persons is or was a director, officer, employee or agent of TrueCare, or is serving at the request of TrueCare as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suite or proceeding; provided that the individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of TrueCare and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Our articles of incorporation further provide that the foregoing indemnification provisions are not exclusive of any other rights available to anyone under our bylaws, any agreement or vote of our shareholders or disinterested directors.

        We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

        (a) During the three years prior to the date of this registration statement, we have issued and sold the following unregistered shares of common stock:

     * On January 16, 2001, we issued 832 shares of common stock to TPC, pursuant to an Agreement and Plan of Reorganization dated November 3, 2000, whereby our wholly owned subsidiary acquired substantially all of the assets of TPC. The 832 shares were subsequently distributed by TPC to its shareholders and TPC was liquidated. The shares were issued in reliance on Rule 504 of Regulation D under the Securities Act pursuant to an exemption under the Texas Securities Act and a no-action letter issued by the Texas Securities Board. The issuance of shares was limited to a specific group of pharmacies and no form of general solicitation or advertisement was used. All shares issued in this transaction contained a legend restricting transfer except in accordance with applicable securities laws and our bylaws. The shares were issued in exchange for assets (including goodwill) and liabilities with a book value of $585,728.

     * We issued 2,429 shares of common stock in connection with a 100% stock dividend paid to our shareholders on January 1, 2001, pursuant to the exemption provided under Section 3(a)(9) of the Securities Act.

     * Between April 1, 1999 and December 31, 2000, we issued an aggregate of 577 shares of our common stock in an offering registered in the States of Missouri, Iowa, Illinois, Kansas and in select other states pursuant to state exemptions. The offering was made in reliance on Rule 504 of Regulation D under the Securities Act. The sale of shares was limited to our members, licensed pharmacists who own or are employed by a member and our employees and no form of general solicitation or advertisement was used, All shares issued in this offering contained a legend restricting transfer unless in accordance with applicable securities laws and our bylaws. The dates of and proceeds from such sales are described below.

          (i) Between September 14, 2000 and December 31, 2000, we issued 142 shares of common stock to 31 members and 3 employees at a price of $1,000 per share for an aggregate price of $142,000.

          (ii) Between May 31, 2000 and July 31, 2000, we issued 157 shares of common stock to 68 members and 5 employees at a price of $750 per share for an aggregate price of $117,750. We also issued 10 shares to Nick Smock, our President, and 9 shares to Harvey Rogers, who previously served as our Vice President - Managed Care/Third Party, as bonuses. See "MANAGEMENT - Executive Officer Compensation."

          (iii)Between January 6, 2000 and April 15, 2000, we issued 105 shares of common stock to 40 members and 3 employees at a price of $750 per share for an aggregate price of $78,750.

          (iv) Between August 23, 1999 and December 29, 1999, we issued 45 shares of common stock to 22 members at a price of $750 per share for an aggregate price of $33,750. We also issued 10 shares to each of Nick Smock, our President, and Clark Balcom, our Vice President of Information Technology, as a bonus. See "MANAGEMENT
               - Executive Officer Compensation."

          (v) Between April 1, 1999 and July 27, 1999, we issued 71 shares of common stock to 61 members and 10 employees at a price of $500 per share for an aggregate price of $35,500. We also issued 9 shares to each of Nick Smock, our President, and Clark Balcom, our Vice President of Information Technology, as a bonus. See "MANAGEMENT - Executive Officer Compensation."

        There were no underwritten offerings employed in connection with any of the transactions set forth in this Item 15.

        (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits:

         ----------------------------------------------------------------------------------------------------------
            Exhibit
            Number                                        Description of Document
         ----------------------------------------------------------------------------------------------------------
              2.1      Agreement and Plan of Reorganization among the registrant, Texas Pharmacy Co-op, Inc. and
                       Pharmacy Consolidation Corp. dated November 3, 2000 (1)
         ----------------------------------------------------------------------------------------------------------
              3.1      Articles of Incorporation of the registrant (1)
         ----------------------------------------------------------------------------------------------------------
              3.2      Amendment to Articles of Incorporation of the registrant  (1)
         ----------------------------------------------------------------------------------------------------------
              3.3      Second Amended and Restated Bylaws of the registrant (1)
         ----------------------------------------------------------------------------------------------------------
              4.1      Specimen Common Stock Certificate of the registrant (1)
         ----------------------------------------------------------------------------------------------------------
              4.2      Article VIII of the Second Amended and Restated Bylaws of the registrant, which defines the rights of holders of the securities being registered (included in Exhibit 3.3 above) (1)
         ----------------------------------------------------------------------------------------------------------
              5.1      Form of Opinion of Kutak Rock LLP (2)
         ----------------------------------------------------------------------------------------------------------
             10.1      Employment Agreement between the registrant and Nick Smock dated November 29, 2000 (1)
         ----------------------------------------------------------------------------------------------------------
             10.2      Net Lease dated May 18, 2001 between the registrant and Bob Campbell d/b/a Shady
                       Properties (1)
         ----------------------------------------------------------------------------------------------------------
             10.3      Lease Agreement dated July 7, 1999 between the registrant and Enterprise Properties,
                       L.L.C. (1)
         ----------------------------------------------------------------------------------------------------------
             10.4      First Amendment to Lease dated April 4, 2000 between registrant and Enterprise Properties,
                       L.L.C. (1)
         ----------------------------------------------------------------------------------------------------------
             10.5      Improved Property Commercial Lease dated August 1, 2000 between Texas Pharmacy Co-op, Inc.
                       and Carl A. Parker (1)
         ----------------------------------------------------------------------------------------------------------

                                      II-3

             21.1      List of subsidiaries of the registrant (1)
         ----------------------------------------------------------------------------------------------------------
             23.1      Consent of House Park & Dobratz, P.C. (2)
         ----------------------------------------------------------------------------------------------------------
             23.2      Consent of Kutak Rock LLP (included in Exhibit 5.1 above) (2)
         ----------------------------------------------------------------------------------------------------------
             24.1      Power of attorney (see page II-6) (2)
         ----------------------------------------------------------------------------------------------------------

        1 Previously filed as an exhibit to the Form 10 Registration Statement filed on April 30, 2002 (Commission File No. 000-49785).
        2 Filed herewith.

(b)     Financial Statement Schedules:

ITEM 17.  UNDERTAKINGS

        We hereby undertake:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to statutory provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer of TrueCare in the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Pharmacy Buying Association, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on September 16, 2002.

                                    PHARMACY BUYING ASSOCIATION, INC.

                                    By:      /s/ Nick Smock
                                       -----------------------------------
                                             Nick Smock, President

        Each person whose signature appears below constitutes and appoints Nick Smock and Michael Burns and each of them, his or her attorneys-in-fact to sign on his or her behalf in any and all capacities any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                          CAPACITY                DATE

/s/ Michael Burns                Chairman, Director       September 16, 2002
---------------------------
Michael Burns

/s/ Nick Smock                   President                September 16, 2002
---------------------------
Nick Smock

/s/ Donald Raby                  Treasurer                September 16, 2002
---------------------------
Donald Raby

/s/ Gene Forrester               Director                 September 16, 2002
---------------------------
Gene Forrester

/s/ Steve Erickson               Director                 September 16, 2002
---------------------------
Steve Erickson

/s/ Mike Miller                  Director                 September 16, 2002
---------------------------
Mike Miller

/s/ John Raniero                 Director                 September 16, 2002
---------------------------
John Raniero

/s/ Phil Rozell                  Director                 September 16, 2002
---------------------------
Phil Rozell

/s/ Gary Foster
---------------------------      Director                 September 16, 2002
Gary Foster

/s/ Steve Stephenson             Vice Chairman, Director  September 16, 2002
---------------------------
Steve Stephenson

/s/ Carlos Solis
---------------------------      Director                 September 16, 2002
Carlos Solis

/s/ David Dubose                 Director                 September 16, 2002
---------------------------
David Dubose